
PRICESMART®
Membership Shopping
Business Member
PRICESMART®
Membership Shopping
Diamond Member

2007

Annual Report

Dear Stockholder:

PriceSmart's fiscal year 2007 ending August 31 was highlighted by an increase in net warehouse sales of 20.8%, and net income for the year of $12.9 million. The strong sales increase occurred almost entirely on a comparable number of locations from the prior year during which the Company had realized an 18.9% sales increase.

There are a number of factors which contributed to the sales results. PriceSmart's merchandise and operations team, led by our President Jose Luis Laparte and supported by a strong back office team, continue to improve. Product selection, packaging, pricing and presentation are getting better all the time. Second, PriceSmart has been fortunate to be doing business in the right place and at the right time. Many of our markets are experiencing strong economic growth and a relatively stable political environment. Finally, as I visit the PriceSmart markets it is apparent that PriceSmart is increasingly significant in the lives of our retail and wholesale members.

Some 2007 fiscal year highlights include: the relocation of the San Pedro Sula, Honduras location to a superior location and the sale in October 2007 of the old location; the expansion of the Santo Domingo location which is now the largest PriceSmart location in size and sales; the first full year of operations in the expanded Panama City Via Brazil location; the development of two new locations, one in Guatemala which opened in November and the second in Trinidad which opened in December; and, transfer of a portion of our credit card business to a new provider in Central America.

I am also pleased that Price Charities, a public charity founded by our family, has introduced a public education support program in Central America. In calendar year 2007, Price Charities will be providing school supplies to 5,300 elementary schoolchildren in Costa Rica, Nicaragua and Panama. In calendar year 2008, Price Charities plans to extend the programs to Guatemala and Honduras with a total of 17,000 children.

PriceSmart has over 3400 employees including more than 200 in the United States and 3200 in the PriceSmart markets. We value our team and are proud of their good work.

We feel good about this past year's accomplishments but recognize the challenges ahead including increased competition, the limitations of doing business in small markets, identifying expansion opportunities and the unpredictability of political and economic conditions. Our plan is to continue to improve the core merchandising business while seeking additional ways to expand our business.

In closing, best wishes to you for a happy and successful 2008.

Sincerely,

Robert E. Price

Robert E. Price
Chairman of the Board of Directors

PRICESMART, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION AUGUST 31, 2007

PRICESMART, INC.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for the five years ended August 31, 2007 is derived from the Company's consolidated financial statements and accompanying notes. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes thereto included elsewhere in this report.

	Years Ended August 31,				
	2007	2006	2005	2004	2003
	(in thousands, except earnings (loss) per share)				
OPERATING RESULTS DATA:					
Net warehouse club sales	$869,102	$719,576	$604,994	$530,262	$525,970
Export sales	1,016	63	425	1,052	7,039
Membership income	13,857	11,520	9,424	7,939	6,995
Other income	4,826	3,514	3,982	4,938	5,991
Total revenues	888,801	734,673	618,825	544,191	545,995
Cost of goods sold	738,279	611,497	517,005	456,716	462,694
Selling, general and administrative	115,123	102,863	95,671	92,944	88,471
Preopening expenses	373	349	99	—	1,966
Asset impairment and closure costs	1,550	1,834	11,361	1,236	7,087
Provision for settlement of pending litigation	5,500	—	—	—	—
Operating income (loss)	27,976	18,130	(5,311)	(6,705)	(14,223)
Net interest and other income (expense)(1)	523	(1,383)	(4,625)	(5,716)	(6,922)
Income (loss) from continuing operations before (provision) benefit for income taxes, losses (including impairment charges) of unconsolidated affiliate and minority interest	28,499	16,747	(9,936)	(12,421)	(21,145)
Provision for income taxes	(12,337)	(8,112)	(9,140)	(4,236)	(225)
Losses (including impairment charges in 2007, 2005 and 2004) of unconsolidated affiliate(3)	(2,903)	(97)	(4,368)	(4,828)	(2,967)
Minority interest	(476)	(354)	566	697	3,114
Income (loss) from continuing operations	12,783	8,184	(22,878)	(20,788)	(21,223)
Discontinued operations income (expense) net of tax	143	3,674	(19,459)	(9,194)	(9,003)
Net income (loss)	12,926	11,858	(42,337)	(29,982)	(30,226)
Preferred dividends	—	—	(648)	(3,360)	(1,854)
Deemed dividend on exchange of common stock for preferred stock	—	—	(20,647)	—	—
Net income (loss) available (attributable) to common stockholders	$ 12,926	$ 11,858	$ (63,632)	$ (33,342)	$ (32,080)
EARNINGS (LOSS) PER COMMON SHARE - BASIC:					
Income (loss) from continuing operations	$ 0.44	$ 0.30	$ (1.13)	$ (2.85)	$ (3.09)
Discontinued operations, net of tax	$ 0.01	$ 0.13	$ (0.96)	$ (1.26)	$ (1.31)
Preferred and deemed dividends	$ —	$ —	$ (1.06)	$ (0.46)	$ (0.27)
Net earnings (loss) per common share	$ 0.45	$ 0.43	$ (3.15)	$ (4.57)	$ (4.67)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED:					
Income (loss) from continuing operations	$ 0.44	$ 0.30	$ (1.13)	$ (2.85)	$ (3.09)
Discontinued operations, net of tax	$ 0.00	$ 0.13	$ (0.96)	$ (1.26)	$ (1.31)
Preferred and deemed dividends	$ —	$ —	$ (1.06)	$ (0.46)	$ (0.27)
Net earnings (loss) per common share	$ 0.44	$ 0.43	$ (3.15)	$ (4.57)	$ (4.67)
Weighted average common shares - basic	28,534	27,332	20,187	7,290	6,865
Weighted average common shares - diluted	29,243	27,735	20,187	7,290	6,865

	As of August 31,				
	2007	2006	2005	2004	2003
	(in thousands)				
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 32,065	$ 39,995	$ 30,147	$ 32,910	$ 9,828
Short-term restricted cash	8,046	7,651	7,331	7,255	7,180
Total assets	395,419	359,043	319,854	376,008	391,958
Long-term debt (including related party)(4)	8,008	13,252	23,915	82,172	70,644
Stockholders' equity	245,316	234,619	198,273	127,879	159,419
Dividends paid on common stock(2)	4,659	—	—	—	—

(1) Net interest and other income (expense) includes interest income and expense and gains and losses on disposal of assets.
(2) On February 5, 2007, the Company declared a cash dividend on its common stock (see Note 6).
(3) Includes impairment charges of $2.6 million, $1.1 million and $3.1 million, in fiscal years 2007, 2005 and 2004, respectively.
(4) Long-term debt net of current portion.

PRICESMART, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains forward-looking statements concerning the Company's anticipated future revenues and earnings, adequacy of future cash flow and related matters. These forward-looking statements include, but are not limited to, statements containing the words "expect," "believe," "will," "may," "should," "project," "estimate," "scheduled," and like expressions, and the negative thereof. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including the following risks: the Company's financial performance is dependent on international operations; any failure by the Company to manage its widely dispersed operations could adversely affect its business; although the Company has taken steps to significantly improve its internal controls, there may be material weaknesses or significant deficiencies that the Company has not yet identified; the Company faces significant competition; the Company may encounter difficulties in the shipment of and inherent risks in the importation of merchandise to its warehouse clubs; the Company is exposed to weather and other risks associated with international operations; declines in the economies of the countries in which the Company operates its warehouse clubs would harm its business; a few of the Company's stockholders have control over the Company's voting stock, which will make it difficult to complete some corporate transactions without their support and may prevent a change in control; the loss of key personnel could harm the Company's business; the Company is subject to volatility in foreign currency exchange; the Company faces the risk of exposure to product liability claims, a product recall and adverse publicity; a determination that the Company's long-lived or intangible assets have been impaired could adversely affect the Company's future results of operations and financial position; and the Company faces compliance risks associated with Section 404 of the Sarbanes-Oxley Act of 2002; as well as the other risks detailed in the Company's SEC reports, including the Company's Form 10-K for the fiscal year ended August 31, 2007 filed pursuant to the Securities Exchange Act of 1934.

The following discussion and analysis compares the results of operations for each of the three fiscal years ended August 31, 2007 and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this report.

PriceSmart's mission is to efficiently operate U.S.-style membership warehouse clubs in Central America and the Caribbean that sell high quality merchandise at low prices to PriceSmart members and that provide fair wages and benefits to PriceSmart employees as well as a fair return to PriceSmart stockholders. The Company delivers U.S. brand-name and locally sourced products to its small business and consumer members in a warehouse club format that provides, high value to its members. By focusing on providing exceptional value on quality merchandise in a low cost operating environment, the Company seeks to grow sales volume and membership which in turn will allow for further efficiencies and price reductions and ultimately improved value to our members.

PriceSmart's business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. The number of warehouse clubs in operation, as of August 31, 2007 and August 31, 2006 and the Company's ownership percentages and basis of presentation for financial reporting purposes by each country or territory are as follows:

Country/Territory	Number of Warehouse Clubs in Operation (as of August 31, 2007)	Number of Warehouse Clubs in Operation (as of August 31, 2006)	Ownership (as of August 31, 2007)	Basis of Presentation
Panama	4	4	100%	Consolidated
Costa Rica	4	4	100%	Consolidated
Dominican Republic	2	2	100%	Consolidated
Guatemala	2	2	100%	Consolidated
El Salvador	2	2	100%	Consolidated
Honduras	2	2	100%	Consolidated
Trinidad	2	2	95%	Consolidated
Aruba	1	1	90%	Consolidated
Barbados	1	1	100%	Consolidated
U.S. Virgin Islands	1	1	100%	Consolidated
Jamaica	1	1	100%	Consolidated
Nicaragua	1	1	51%	Consolidated
Totals	23	23		

During fiscal year 2005, the Company disposed of its interest in PSMT Philippines, Inc., the Company's former Philippine subsidiary, resulting in the reduction by four of the number of consolidated warehouse clubs. The sale was completed on August 12, 2005. With the sale of the Company's interest in PSMT Philippines, Inc., all associated financial information for it, as well as the Company's Guam operation, which was closed on December 24, 2003, qualify for treatment as "discontinued operations" in the Company's consolidated financial statements. The prior periods have been reclassified for comparative purposes.

On November 18, 2005, the Company opened its fourth warehouse club in Costa Rica. Also during the first and second quarters of fiscal year 2006, the Company acquired the 32.5% remaining minority interest in PriceSmart Jamaica, increasing the Company's ownership to 100%. In addition, during the second quarter of fiscal year 2006, the Company acquired an additional 5% interest in its PriceSmart Trinidad subsidiary, increasing its ownership to 95% from 90%.

During fiscal year 2006, the Company purchased land in Honduras for the construction of a warehouse club. In Honduras, the Company completed construction and relocated its San Pedro Sula warehouse club to this new site, which is also located in San Pedro Sula. The opening at the new site took place on November 4, 2006 (fiscal year 2007). During fiscal year 2007, the Company purchased land in Guatemala and Trinidad, where it plans to complete construction and open new warehouse clubs in November and December 2007 (fiscal year 2008), respectively.

On August 28, 2007, Grupo Gigante S.A. de C.V. agreed to purchase all 164,046 shares held by PriceSmart, Inc. in PSMT Mexico for $2.0 million, thereby allowing Grupo Gigante S.A. de C.V. to assume 100% control and ownership of PSMT Mexico. PSMT Mexico, S.A. de C.V. is a 50/50 joint venture of PriceSmart and Grupo Gigante S.A. de C.V. which operated three membership warehouse clubs in Mexico until February 28, 2005. The sale of the shares was finalized on October 31, 2007.

At the end of August 2007 and 2006, the total number of consolidated warehouse clubs in operation was 23 operating in 11 countries and one U.S. territory. The average age of the 23 warehouse clubs in operation as of August 31, 2007 was 80 months and was 68 months for the 23 warehouse clubs included in continuing operations as of August 31, 2006.

In addition to the warehouse clubs operated directly by the Company, there is one warehouse club in operation in Saipan, Micronesia licensed to and operated by local business people, from which the Company earns a royalty fee. During the second quarter of fiscal year 2005, the Company terminated the license agreement with its China licensee, under which such licensee previously operated 11 warehouse clubs and no licensing revenue has been recorded in the past three fiscal years.

Key items for fiscal year 2007 included:

- Net warehouse sales increased 20.8% over the prior year, driven mostly by increases in comparable warehouse club sales (that is, sales in warehouse clubs that have been open for greater than 13 months).
- Membership income for fiscal year 2007 increased 20.3% to $13.9 million as a result of an 11% increase in membership accounts, continued strong renewal rates at 83% and a 6% increase in the average membership fee.
- Gross profits (net warehouse sales less cost of merchandise) increased 21.8% over the prior year, and gross margin increased 13 basis points as a percent of net warehouse sales.
- Selling, general and administrative expenses as a percentage of net warehouse sales improved 104 basis points, as increased sales offset the cost increases associated with wages, utilities, credit cards, supplies, and expenses related to repairs and maintenance of our warehouse clubs.
- Operating income for the fiscal year was $28.0 million, which included $1.6 million in asset impairment and closure costs, and a reserve for settlement of pending litigation of $5.5 million.
- Net income attributable to common stockholders for the fiscal year was $12.9 million, or $0.44 per diluted share.

Comparison of Fiscal Year 2007 and Fiscal Year 2006

Net warehouse club sales increased 20.8% to $869.1 million in fiscal year 2007 from $719.6 million in fiscal year 2006. The Company's sales were positively impacted by a generally strong economic environment in its markets as well as ongoing improvements in the selection and value of the merchandise carried in the clubs and a growing membership base. Approximately 50% of the sales growth experienced from fiscal year 2006 to fiscal year 2007 resulted from increased transactions, which is in line with the growth in membership accounts. The other portion of sales growth is attributable to growth in the value of the average transaction by our members. Warehouse clubs in all countries registered increased sales from fiscal year 2006 to fiscal year 2007. The Company opened a new warehouse club in Costa Rica in November of 2005, which contributed approximately 69 basis points of growth as a result of being open for a full 12 months in fiscal year 2007 compared to 9 1/2 months in fiscal year 2006. The following table indicates the percent growth in net warehouse club sales in the segments in which the Company operates.

	Years Ended August 31,					
	2007		2006			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase (Decrease)	Change
	(Amounts in thousands)					
Central America	$529,150	60.9%	$439,501	61.0%	$ 89,649	20.4%
Caribbean	339,952	39.1%	280,075	39.0%	59,877	21.4%
	$869,102	100.0%	$719,576	100.0%	$149,526	20.8%

Comparable warehouse club sales, which are for warehouse clubs open at least 12 full months, increased 20.1% for the 52-week period ended September 2, 2007, compared to the same period last year. The Company reports comparable warehouse sales on a "same week" basis with 13 weeks in each quarter beginning on a

Monday and ending on a Sunday. The periods are established at the beginning of the fiscal year to provide as close a match as possible to the calendar month that is used for financial reporting purposes. This approach equalizes the number of weekend days and week days in each period for improved sales comparison, as the Company experiences higher warehouse club sales on the weekends. Further, each of the warehouse clubs used in the calculations was open for at least 13 1/2 calendar months before its results for the current period were compared with its results for the prior period. For example, the sales related to the new warehouse club opened in Costa Rica on November 18, 2005 were not used in the calculation of same-warehouse-club sales until the month of February 2007.

The following table indicates the approximate percentage of net sales accounted for by each major category of items sold by the Company during the fiscal years ended August 31, 2007, 2006 and 2005:

	Fiscal Year Ended August 31,		
	2007	2006	2005
Sundries (including candy, snack foods, health and beauty aids, tobacco, alcoholic beverages, soft drinks, cleaning and paper products and pet supplies)	31%	30%	29%
Food (including dry and fresh foods)	42%	43%	44%
Hardlines (including major appliances, electronics, hardware, office supplies, garden and patio, sporting goods, business machines and automotive supplies)	16%	16%	17%
Softlines (including apparel, domestics, cameras, jewelry, housewares, media, toys, home furnishings, and small appliances)	9%	9%	8%
Other (including one-hour photo and food court)	2%	2%	2%
	100%	100%	100%

The Company's warehouse club gross profit margin (defined as net warehouse club sales less associated cost of goods sold) for fiscal year 2007 increased $23.6 million to $131.8 million, or 15.2% of net warehouse sales, from $108.2 million, or 15.0% of net warehouse sales for fiscal year 2006. The increase in warehouse gross profit margin dollars was primarily due to higher sales in the current fiscal year as compared to the prior fiscal year. As a percentage of sales, warehouse gross profit improved approximately 13 basis points. Merchandise inventory management and operational control activities which resulted in a small improvement in merchandise margins as a percentage of sales were offset by value-added tax contingencies related to the past disposal of inventory in certain countries. Foreign exchange-related expense contributed 20 basis points of improvement as the Company recorded a relatively small loss in fiscal year 2007 of approximately $5,000 compared to a currency related loss of $1.5 million in fiscal year 2006.

Export sales were $1.0 million for fiscal year 2007, compared to export sales of $63,000 for fiscal year 2006, due primarily to direct sales to institutional customers (primarily retailers) in the Philippines for which the Company earns a margin of approximately 5% of those sales.

Membership income, which is recognized into income ratably over the one-year life of the membership, increased 20.3% to $13.9 million, or 1.6% of net warehouse sales, in fiscal year 2007 compared to $11.5 million, or 1.6% of net warehouse sales, in fiscal year 2006. The increase in membership income reflects both an 11% increase in the number of membership accounts, a 6% increase in the average membership fee from the end of fiscal year 2006 to the end of fiscal year 2007 and a membership renewal rate of 83%. Total membership accounts as of the end of fiscal year 2007 were approximately 535,000, an increase of approximately 55,000 accounts over the end of fiscal year 2006. The principal reasons for the increase in membership levels has been the Company's ability to maintain membership retention levels combined with an increase in the membership base as at our existing warehouse locations.

Other income consists of commission revenue, rental income, advertising revenue, construction management revenue, fees for in-store product demonstrations, and fees earned from licensees. Other income in fiscal year 2007 was $4.8 million, compared to $3.5 million in fiscal year 2006. Contributing to the increase was $500,000 in non-recurring income recognized in the third quarter of fiscal year 2007 related to the marketing fees earned on the Company's co-branded credit card agreement with Banco Promerica. In addition, increased income was attributable to higher rental income and construction management income.

Warehouse operating expenses increased 11.7% to $88.0 million, or 10.1% of warehouse sales, for fiscal year 2007 from $78.8 million, or 10.9% of warehouse sales, in fiscal year 2006. The increase in warehouse club operating expenses resulted from increased payroll-related expenses including ex-pat costs ($4.1 million), higher bank and credit card fees related to higher sales ($1.7 million), and increased operating costs for utilities, repair and maintenance, and supplies ($1.2 million). In addition, depreciation expense increased ($239,000) resulting from capital investments made in Honduras (San Pedro Sula) and Panama (Via Brasil). The Company also experienced higher costs related to professional services, primarily related to tax advisory and audit services ($703,000) within the countries in which it operates. Across all spending categories, the inclusion of a full year's costs associated with the new club in Costa Rica, which opened on November 18, 2005, resulted in $572,000 of increased warehouse club operating expenses in fiscal year 2007, compared to fiscal year 2006.

General and administrative expenses increased to $27.1 million, or 3.1% of net warehouse sales, for fiscal year 2007 from $24.1 million, or 3.3% of net warehouse sales, in fiscal year 2006. The increased costs were a result of salaries and related benefits for the Company's corporate headquarters and U.S. buying operation ($2.4 million) as well as increased professional costs associated with tax advisory services, legal support, and audit related services ($867,000).

Expenses incurred before a warehouse club is in operation are captured in pre-opening expenses. Pre-opening expenses in fiscal year 2007 were $373,000, of which $256,000 were primarily associated with the opening of the relocated San Pedro Sula, Honduras location. The remainder related to the new Trinidad and Guatemala warehouse clubs which are scheduled to open in November and December 2007 (fiscal year 2008). Pre-opening expense of $349,000 in the prior fiscal year was associated with the opening of the Company's fourth warehouse club in Costa Rica.

Asset impairment and closure costs for fiscal year 2007 were $1.6 million compared to $1.8 million in fiscal year 2006. Asset impairment and closure costs in the current fiscal year were impacted by the Company taking a further write-down of the value of the original San Pedro Sula, Honduras warehouse club which was vacated in early fiscal year 2007 in favor of a new club that was built in another section of the city. The further write-down of $897,000 was a result of entering into an agreement to sell the location for $2.5 million which was completed in September 2007. The Company incurred approximately $128,000 in additional closure costs during the fiscal year 2007 related to the vacating of the San Pedro Sula warehouse site. Net closure costs of $315,000 were incurred in the Dominican Republic related to the sale of the East Side Santo Domingo warehouse for the fiscal year 2007. The remaining asset impairment and closure costs during fiscal year 2007 related to the on-going operating costs of the closed location in Guatemala of approximately $210,000. In fiscal year 2006, asset impairment and closure costs were primarily due to the write-down of the real estate assets in Honduras and the Dominican Republic. The impairment charge of $785,000 taken at the end of fiscal year 2006 reduced book value of the vacated Honduras site to the then-expected market value as a buyer or leasing opportunity was pursued. In the Dominican Republic, the Company's previously closed warehouse club had been on the market for three years. As a result, the Company took an additional $813,000 impairment charge based upon management's revised assessment of the market value of that asset.

PriceSmart, while vigorously defending the claims made by the Promerica Entities (see Item 3. Legal Proceedings) and diligently pursuing its own claims against the Promerica Entities, has been exploring opportunities to achieve a global resolution as an alternative to proceeding with the litigation in order to maintain management's focus on the business and to avoid the disruptions and significant legal expenses associated with this complex litigation.

In the fourth quarter of fiscal year 2007, the Company established a reserve of $5.5 million related to a potential settlement of pending litigation. The amount of the reserve is equal to management's current estimate of the potential impact of a global settlement on PriceSmart's fiscal year 2007 consolidated net income. The amount of the reserve is based upon various factors, including tax considerations, that are subject to management's current estimates and judgments.

No agreements have been executed and there is no guarantee that a settlement will be ultimately reached as discussions may continue or may be abandoned altogether if the Company determines that a final settlement will not be reached on terms that are in the best interest of the Company and its stockholders. In the event a settlement is reached, the final cost of a settlement may differ from the reserve taken.

Operating income for fiscal year 2007 was $28.0 million, or 3.2% of warehouse sales, compared to $18.1 million, or 2.5% of warehouse sales, in fiscal year 2006.

Interest income reflects earnings on cash and cash equivalent balances and restricted cash deposits securing working capital lines of credit. Interest income was $1.6 million in fiscal year 2007 compared to $2.0 million in fiscal year 2006. The decrease reflects generally lower average cash balances on deposits in the current period compared to a year ago offset by higher interest rates associated with cash on deposit.

Interest expense reflects borrowings by the Company's majority or wholly owned foreign subsidiaries to finance the capital requirements of warehouse club operations and on going working capital requirements. Interest expense decreased to $788,000 in fiscal year 2007 from $3.2 million in fiscal year 2006, resulting from a reduction in debt held by the Company.

During fiscal year 2007, the Company incurred current tax expense of $13.4 million. The Company also recognized a net deferred tax benefit of $1.1 million, primarily related to the generation of additional foreign tax credits, net of the use of NOLs in the U.S., resulting in a net tax expense of $12.3 million. During fiscal year 2006, the Company incurred current income tax expense of $6.4 million. The Company also recognized a net deferred tax expense of $1.7 million, primarily related to the use of NOL on the U.S. income from continuing operations, resulting in a net tax expense of $8.1 million for fiscal year 2006.

Equity of unconsolidated affiliate represents the Company's 50% share of losses from its Mexico joint venture. The joint venture is accounted for under the equity method of accounting in which the Company reflects its proportionate share of income or loss. On February 28, 2005, the Company and Grupo Gigante S.A. closed the warehouse club operations of PSMT Mexico, S.A. de C.V. The joint venture sold two of the three locations consisting of land and buildings in September 2005 for an aggregate price of $11.2 million. In August 2007, the Company agreed to sell its interest in PSMT Mexico, S.A. de C.V. to Grupo Gigante for $2.0 million. The transaction was finalized on October 31, 2007. Consequently, the Company wrote down the value on its balance sheet. The write-down includes $892,000 related to the amounts carried as "Investment in unconsolidated subsidiaries," and $1.7 million in accumulated unrealized loss associated with currency changes recorded as "Accumulated other comprehensive loss" on the consolidated balance sheet. While the Company believes that the value of the investment as indicated on the consolidated balance sheet would over time be realized, there were concerns about the Company's control of the actions necessary to achieve those outcomes given that a substantial portion of the realizable assets related to refunds from the Mexican tax authorities for pre-paid taxes. The Company, with the concurrence of the Board of Directors, concluded that it was in the Company's best interest to complete the divestment of its Mexico holdings and reduce its involvement in activities not related to the future growth of the membership warehouse business in its targeted markets.

Minority interest is the allocation of the joint venture income or loss to the minority stockholders' respective interest. Minority interest stockholders' respective share of net income was $476,000 in fiscal year 2007. In the same period last year, the joint ventures for which there was a minority stockholder interest was $354,000. During the third quarter of fiscal year 2006, the Company acquired the 7.5% ownership interest of the one remaining shareholder in its Jamaica subsidiary after having acquired the 25% interest of two other minority stockholders in the first fiscal quarter. As a result, the Company now records 100% of that subsidiary's income or loss. The Company also acquired an additional 5% ownership in its Trinidad subsidiary in the second quarter of fiscal year 2006, increasing its ownership percentage to 95% from 90%.

Income from continuing operations for fiscal year 2007 was $12.8 million compared to $8.2 million in the same period last year.

Discontinued operations, net of tax are the consolidated income and expenses associated with those warehouse clubs within the Company that were closed or disposed of and which meet the criteria for such treatment. Discontinued operations includes PSMT Philippines which was disposed of effective August 12, 2005, and the costs associated with the Company's previously closed warehouse location in Guam. In fiscal year 2007, the Company recognized income net of tax of $143,000 from discontinued operations. In fiscal year 2006, the Company recognized income net of tax of $3.7 million from discontinued operations, primarily related to the $5.8 million reversal of a provision against recoverability of loan principal and accrued interest receivable related to that loan, from PSMT Philippines which was collected during the year.

The costs included in discontinued operations, net of taxes are comprised of the following:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Guam pre-tax income (loss) from operations	$151	$ 73	$ (74)
Philippines pre-tax income (loss) from operations	(8)	5,704	(4,232)
Pre-tax loss on divestiture	—	—	(24,827)
Income (loss) before income taxes and minority interest	143	5,777	(29,133)
Income tax (provision) benefit	—	(2,103)	9,674
Discontinued operations, net of tax	$143	$ 3,674	$(19,459)

Comparison of Fiscal Year 2006 and Fiscal Year 2005

Net warehouse club sales increased 18.9% to $719.6 million in fiscal year 2006 from $605.0 million in fiscal year 2005. The Company's sales were positively impacted by a generally strong economic environment in its markets as well as ongoing improvements in the selection and value of the merchandise carried in the clubs and a growing membership base. Warehouse clubs in all countries registered increased sales from fiscal year 2005 to fiscal year 2006. The Company opened a new warehouse club in Costa Rica in November of 2005, which contributed approximately 300 basis points of growth. The following table indicates the percent growth in net warehouse club sales in the segments in which the Company operates.

	Years Ended August 31, (Amounts in thousands)					
	2006		2005			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase (Decrease)	Change
Central America	$439,501	61.0%	$369,673	61.1%	$ 69,828	18.9%
Caribbean	280,075	39.0%	235,321	38.9%	44,754	19.0%
	$719,576	100.0%	$604,994	100.0%	$114,582	18.9%

Comparable warehouse club sales, which are for warehouse clubs open at least 12 full months, increased 15.6% for the 52-week period ended September 3, 2006, compared to the same period last year. The Company reports comparable warehouse sales on a "same week" basis with 13 weeks in each quarter beginning on a Monday and ending on a Sunday. The periods are established at the beginning of the fiscal year to provide as close a match as possible to the calendar month that is used for financial reporting purposes. This approach equalizes the number of weekend days and week days in each period for improved sales comparison, as the Company experiences higher warehouse club sales on the weekends. Further, each of the warehouse clubs used in the calculations was open for at least 13 ½ calendar months before its results for the current period were compared with its results for the prior period. For example, the sales related to the new warehouse club opened in Costa Rica on November 18, 2005 were not used in the calculation of same-warehouse-club sales until February 2007.

The following table indicates the approximate percentage of net sales accounted for by each major category of items sold by the Company during the fiscal years ended August 31, 2006, 2005 and 2004:

	Fiscal Year Ended August 31,		
	2006	2005	2004
Sundries (including candy, snack foods, health and beauty aids, tobacco, alcoholic beverages, soft drinks, cleaning and paper products and pet supplies)	30%	29%	29%
Food (including dry and fresh foods)	43%	44%	43%
Hardlines (including major appliances, electronics, hardware, office supplies, garden and patio, sporting goods, business machines and automotive supplies)	16%	17%	17%
Softlines (including apparel, domestics, cameras, jewelry, housewares, media, toys, home furnishings, and small appliances)	9%	8%	9%
Other (including one-hour photo and food court)	2%	2%	2%
	100%	100%	100%

The Company's warehouse club gross profit margin (defined as net warehouse club sales less associated cost of goods sold) for fiscal year 2006 increased $19.8 million to $108.2 million, or 15.0% of net warehouse sales, from $88.4 million, or 14.6% of net warehouse sales for fiscal year 2005. The improvement in gross margin as a percent of sales generally reflects improvements in the merchandise and operating efforts of the Company during the year. Margins as a percent of sales for the full year were negatively impacted by 20 basis points due to foreign exchange movements during the year ($1.5 million). In the prior year, foreign exchange movements resulted in a 9 basis point improvement in margins as a percent of sales ($551,000). However, fiscal year 2005 margins were negatively impacted by a $1.0 million (17 basis points) charge to cost of sales recorded in that year resulting from additional duties paid in conjunction with customs inspection covering fiscal years 2002, 2003 and 2004 in one of the Company's foreign subsidiaries.

Export sales were $63,000 for fiscal year 2006, compared to export sales of $425,000 for fiscal year 2005, due primarily to the decrease in direct sales to institutional customers (primarily retailers) in the Philippines for which the Company earns a margin of approximately 5% of those sales.

Membership income, which is recognized into income ratably over the one-year life of the membership, increased 22.2% to $11.5 million, or 1.6% of net warehouse sales, in fiscal year 2006 compared to $9.4 million, or 1.6% of net warehouse sales, in fiscal year 2005. The increase in membership income reflects a 16% increase in the number of membership accounts, a 2% increase in the average membership fee and a membership renewal rate of 84% in fiscal year 2006 compared to a renewal rate of 84% in fiscal year 2005. Total membership accounts as of the end of fiscal year 2006 were approximately 480,000, an increase of approximately 66,000 accounts over the end of fiscal year 2005.

Other income consists of commission revenue, rental income, advertising revenue, construction revenue, fees for in-store product demonstrations, and fees earned from licensees. Other income for fiscal year 2006 was $3.5 million compared to $4.0 million in fiscal year 2005. The decrease is primarily a result of $400,000 in non-recurring income recognized in fiscal year 2005 related to the refund to the Company of an accumulated marketing fund.

Warehouse operating expenses increased 7.4% to $78.8 million, or 10.9% of warehouse sales, for fiscal year 2006 from $73.4 million, or 12.1% of warehouse sales, in fiscal year 2005. The $5.4 million increase in operating expenses were primarily a result of higher utility costs of $772,000, increased costs of bank and credit card fees related to higher sales of $852,000, and $848,000 in increased repair and maintenance spending in the clubs. Payroll related expenses increased $3.4 million from fiscal year 2005 to fiscal year 2006 reflecting increased wages, and the addition of staff in certain locations. Across all spending categories, the addition of the new club in Costa Rica which opened in November resulted in $1.9 million of increased operating expenses in fiscal year 2006 compared to fiscal year 2005. Higher sales resulted in a 118 basis point improvement in warehouse operating expenses as a percent of sales in fiscal year 2006 compared to the prior year.

General and administrative expenses increased to $24.1 million, or 3.3% of net warehouse sales, for fiscal year 2006 from $22.3 million, or 3.7% of net warehouse sales, in fiscal year 2005. The Company experienced increased costs related to salaries and related benefits including incentive bonus payments for its corporate and US buying operation totaling $1.5 million. Stock-based compensation expense increased $1.0 million primarily related to the Company's adoption of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123R ("SFAS 123R"), "Share-Based Payment," and stock grants that were awarded in the second quarter of fiscal year 2006. SFAS 123R revises SFAS 123, "Accounting for Stock-Based Compensation," which the Company adopted as of the beginning of its fiscal year 2003, and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Expense accruals associated with the expected cost of the fiscal year end audit added $981,000. General and administrative expenses in the prior year included consulting costs totaling $1.5 million associated with the documentation of processes for Sarbanes-Oxley 404 compliance. In addition, the results of fiscal year 2005 also included $700,000 in legal costs related to the settlement of securities litigation not covered by insurance.

Expenses incurred before a warehouse club is in operation are captured in pre-opening expenses. Pre-opening expenses primarily associated with the opening of the Company's fourth warehouse club in Costa Rica on November 18, 2005 were $349,000 during fiscal year 2006, compared to $99,000 in fiscal year 2005.

Asset impairment and closure costs for fiscal year 2006 were $1.8 million compared to $11.4 million in fiscal year 2005. Asset impairment and closure costs in fiscal year 2006 are primarily due to the write-down of two real estate assets of the Company, one in Honduras and one in the Dominican Republic. The Company's original San Pedro Sula, Honduras location was vacated in fiscal year 2007 and the operation was relocated to a new site which was acquired during fiscal year 2006 in another section of the city. The Company believes that this new location will have a positive impact on the results of that warehouse club. The impairment charge of $785,000 reduces the book value of the vacated site to the expected market value as a buyer or leasing opportunity is pursued. In the Dominican Republic, the Company's previously closed warehouse club has been on the market for three years. An additional $813,000 impairment charge is being taken based upon management's revised assessment of the market value of that asset. In fiscal year 2005, asset impairment and closure costs included a $7.1 million non-cash asset impairment charge associated with the write-down of the long-lived assets (leasehold improvements, and furniture and equipment) at the Company's U.S. Virgin Islands warehouse club operation. The Company also incurred asset impairment and closure costs during fiscal year 2005 primarily related to a reassessment of certain liabilities and long-lived assets for its previously closed warehouse locations in Guatemala ($1.6 million) and Dominican Republic ($2.4 million). The Guatemala location, which is leased by the Company, has been sublet effective July 2005.

Interest income reflects earnings on cash and cash equivalent balances and restricted cash deposits securing either long-term debt or working capital lines of credit. Interest income was $2.0 million in fiscal year 2006 and $1.8 million in fiscal year 2005, reflecting generally higher interest rates earned on those deposits.

Interest expense primarily reflects borrowings by the Company's majority or wholly owned foreign subsidiaries to finance the capital requirements of the initial construction of the warehouse clubs, local currency loans secured by U.S. deposits and on-going capital requirements. The reduction in interest expense from $5.4 million in fiscal year 2005 to $3.2 million in fiscal year 2006 resulted from a reduction in both short-term and long-term debt held by the Company in fiscal year 2006 compared to fiscal year 2005.

During fiscal year 2006, the Company incurred current tax expense of $6.4 million. The Company also recognized a net deferred tax expense of $1.7 million, primarily related to the use of NOL on the U.S. income from continuing operations, resulting in a net tax expense of $8.1 million. During fiscal year 2005, the Company incurred foreign current income tax expense of $4.7 million which included $2.6 million for income tax contingencies. The Company also recognized a net deferred tax expense of $4.4 million, primarily related to the use of NOL on the U.S. income from continuing operations, resulting in a net tax expense of $9.1 million for fiscal year 2005.

During fiscal year 2006, the Company recognized $97,000 as its proportionate share of the operating losses generated by PSMT Mexico. In fiscal year 2005, the operations of PSMT Mexico incurred losses primarily associated with liquidation of merchandise subsequent to the closure announcement. In addition, the Company recognized an impairment charge of $1.1 million to reduce the carrying value of the investment.

Minority interest is the allocation of the joint venture income or loss to the minority stockholders' respective interest. Minority interest stockholders' respective share of net income was $354,000 in fiscal year 2006. In the prior year, the joint ventures for which there was a minority stockholder interest incurred a consolidated loss, $566,000 of which was allocated to the minority stockholders' interest. The joint venture loss last year included results from Guatemala, Jamaica and Trinidad. The Company acquired the 34% interest of the minority shareholder of the Company's Guatemala subsidiary in the third quarter of fiscal year 2005 and now records 100% of that subsidiary's income or loss. During the second quarter of fiscal year 2006, the Company acquired the 7.5% ownership interest of the one remaining shareholder in its Jamaica subsidiary after having acquired the 25% interest of two other minority stockholders in the first fiscal quarter. As a result, the Company now records 100% of that subsidiary's income or loss. The Company also acquired an additional 5% ownership in its Trinidad subsidiary in the second quarter of fiscal year 2006, increasing its ownership percentage to 95% from 90%.

Discontinued operations, net of tax are the consolidated income and expenses associated with those operations within the Company that were closed or disposed of and which meet the criteria for such treatment. Discontinued operations includes PSMT Philippines which was disposed of effective August 12, 2005, and the costs associated with the Company's previously closed warehouse location in Guam. In fiscal year 2006, the Company recognized income net of tax of $3.7 million from discontinued operations, primarily related to the $5.8 million reversal of a provision against recoverability of a loan principal installment and accrued interest receivable related to that loan from PSMT Philippines which was collected during the year. In fiscal year 2005, the Company incurred $19.5 million in costs associated with discontinued operations, net of tax, primarily as a result of the Philippines divestiture as outlined below.

The costs included in discontinued operations, net of taxes are comprised of the following:

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Guam pre-tax income (loss) from operations	$ 73	$ (74)	$ (3,117)
Philippines pre-tax income (loss) from operations	5,704	(4,232)	(8,950)
Pre-tax loss on divestiture	—	(24,827)	—
Income (loss) before income taxes and minority interest	5,777	(29,133)	(12,067)
Income tax (provision) benefit	(2,103)	9,674	(8)
Minority interest	—	—	2,881
Discontinued operations, net of tax	$ 3,674	$(19,459)	$ (9,194)

There were no preferred dividends in fiscal year 2006, and the Company does not currently have any preferred stock as a result of the exchange of common stock for the outstanding shares of preferred stock in fiscal year 2005. In the same period in fiscal year 2005, the Company recorded $648,000 associated with dividends, which were accrued but not paid, on the Company's then-outstanding preferred stock. Also in fiscal year 2005, the Company recorded a $20.6 million non-cash charge to reflect the deemed dividend resulting from the exchange of common stock for the outstanding shares of Series A and Series B preferred stock in that period.

Liquidity and Capital Resources

Financial Position and Cash Flow

The Company had $32.1 million in consolidated cash and cash equivalents as of August 31, 2007 compared to $40.0 million in consolidated cash and cash equivalents as of August 31, 2006. The Company used cash from its reserves and cash generated by operations to retire debt, acquire significant real estate assets, and pay dividends in the current twelve month period.

Net cash flows provided by operating activities were $31.8 million in fiscal year 2007, compared to cash provided by operating activities of $24.6 million in fiscal year 2006. Income from continuing operations improved by $4.6 million to $12.8 million in fiscal year 2007 compared to $8.2 million in fiscal year 2006. Income from continuing operations included two non-cash charges totaling $8.1 million: (i) reserve for settlement of pending litigation for $5.5 million (ii) impairment charges associated with unconsolidated affiliate for $2.6 million. Changes in operating assets and liabilities, most notably additions to merchandise inventory to support higher sales, resulted in the use of $1.9 million of cash in fiscal year 2007. In the prior year, changes in operating assets and liabilities generated $1.9 million in cash flow as increases in liabilities such as accruals and income tax payable offset increases in merchandise inventory.

Net cash used in investing activities was $30.7 million and $27.2 million in fiscal years 2007 and 2006, respectively. In the current fiscal year period, the additions to property and equipment totaled $30.9 million, primarily associated with the purchase of land in Guatemala and Trinidad for the construction of two new locations for approximately $12.8 million, and the subsequent construction related costs for initial stages of building those two clubs, the completion of construction of the Company's Honduras warehouse locations for approximately $3.9 million, the expansion of the Company's Via Brasil location in Panama City, Panama for approximately $1.0 million, and the purchase of an undivided interest in an aircraft for $658,000. The use of cash in fiscal year 2006 resulted from the acquisition of a 35,000 square meter commercial center in Panama City, Panama, which included the existing PriceSmart warehouse club along with additional commercial property for $12.7 million (including closing fees), the acquisition of land adjacent to a second warehouse club in Panama City, Panama for $3.4 million, the purchase of land and construction costs in Honduras for $2.7 million, and $4.3 million in costs associated with the new warehouse club in Costa Rica. Additionally, in fiscal year 2006, the Company used $2.4 million to purchase the minority interest in the Company's Jamaica subsidiary and $300,000 to purchase the 5% interest of a minority shareholder in the Company's Trinidad subsidiary. This was offset by the receipt of $2.8 million as a return of a portion of its investment in the Mexico joint venture following the sale of two of the joint venture's closed warehouse clubs.

Financing activities resulted in a net cash use of $7.3 million in fiscal year 2007, primarily as a result of repaying the $17.1 million balance on the long-term debt held by the International Finance Corporation, which included a prepayment of principal in the amount of $14.9 million in September 2006 in addition to the Company's regularly scheduled principal payment of $2.2 million. This was offset by the Company establishing a new long term loan in Guatemala for $8.9 million to finance the acquisition of the land and the construction of that new warehouse club. The Company paid a cash dividend to common stockholders totaling $4.7 million during the year. The Company drew down from its available lines of short-term loans, with $3.3 million representing the net total amount of the draw down during the year. During fiscal year 2006, financing activities provided net cash of $10.7 million attributable to the sale of 2,385,553 shares of common stock for $19.0 million pursuant to the Company's $8 rights offering which expired on January 31, 2006, $12.5 million in long-term debt borrowed from a related party, PS Ivanhoe LLC, to finance the purchase of the Panama City acquisition, and the sale of $1.5 million of common stock to Sol Price, one of the Company's significant stockholders and father of Robert E. Price, who is the Company's Chairman of the Board and Chief Executive Officer, as part of a lawsuit settlement. During that same period, the Company paid off or paid down long and short term loans totaling $10.8 million.

Financing Activities

During fiscal year 2007, the Company repaid the remaining $17.1 million balance on the long-term debt held by the International Finance Corporation, which included a prepayment of principal in the amount of $14.9 million in September 2006, in addition to the Company's regularly scheduled principal payment of $2.2 million. A new long-term loan was established in Guatemala totaling $8.9 million secured by the land and building of the new warehouse club to finance the land acquisition and construction of that club. The Company accessed certain short-term debt facilities in the amount of $3.3 million at the close of the period for working capital financing purposes.

Short-Term Borrowings and Long-Term Debt

As of August 31, 2007 and 2006, the Company, together with its majority or wholly owned subsidiaries, had $3.3 million and $158,000 outstanding in short-term borrowings, respectively.

The Company has a bank credit agreement for up to $7.0 million, which can be used as a line of credit or to issue letters of credit. As of August 31, 2007, letters of credit totaling $2.5 million were outstanding under this facility, leaving availability under this facility of $4.5 million.

As of August 31, 2007 and 2006, the Company, together with its majority or wholly owned subsidiaries, had $9.4 million and $18.7 million, respectively, outstanding in long-term borrowings. The Company's long-term debt is collateralized by certain land, building, fixtures, equipment and shares of each subsidiary to which the debt relates and guaranteed by the Company up to its respective ownership percentage. Certain obligations under leasing arrangements are collateralized by the underlying asset being leased.

During the first quarter of fiscal year 2007, the Company repaid the remaining $17.1 million balance on the long-term debt held by the International Finance Corporation, which included a prepayment of principal in the amount of $14.9 million.

Contractual Obligations

As of August 31, 2007, the Company's commitments to make future payments under long-term contractual obligations were as follows (in thousands):

	Payments Due by Period				
Contractual obligations	**Total**	**Less than 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**After 5 Years**
Long-term debt[1]	$ 9,419	$1,411	$ 1,855	$ 1,822	$ 4,331
Operating leases	120,459	7,459	14,227	12,890	85,883
Total	$129,878	$8,870	$16,082	$14,712	$90,214

(1) Amounts shown are for the principal portion of the long-term debt payment only.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires that management make estimates and judgments that affect the financial position and results of operations. Management continues to review its accounting policies and evaluate its estimates, including those related to contingencies and litigation, deferred taxes, merchandise inventories, goodwill, long-lived assets, stock-based compensation and warehouse closure costs. The Company bases its estimates on historical experience and on other assumptions that management believes to be reasonable under the present circumstances. These accounting policies, under different conditions or using different estimates, could show materially different results on the Company's financial condition and results of operations.

Contingencies and Litigation: In the ordinary course of business, the Company is periodically named as a defendant in various lawsuits, claims and pending actions. The principal risks that the Company insures against are workers' compensation, general liability, vehicle liability, property damage, employment practices, errors and omissions, fiduciary liability and fidelity losses. If a potential loss arising from these lawsuits, claims and actions is probable and reasonably estimable, the Company records the estimated liability based on circumstances and assumptions existing at the time in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." While the Company believes the recorded liabilities are adequate, there are inherent limitations in the estimation process whereby future actual losses may exceed projected losses, which could materially adversely affect the Company's results of operations or financial condition.

Deferred Taxes: A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. As of August 31, 2007, the Company evaluated its deferred tax assets and liabilities and determined that, in accordance with SFAS No. 109, "Accounting for Income Taxes," a valuation allowance is necessary for certain foreign deferred tax asset balances, primarily because of the existence of significant negative objective evidence, such as the fact that certain countries are in a cumulative loss position for the past three years, and the determination that certain net operating loss carryforward periods are not sufficient to realize the related deferred tax assets. The Company factored into its analysis the inherent risk of forecasting revenue and expenses over an extended period of time and also considered the potential risks associated with its business. As a result of this review, the Company concluded that a full valuation allowance was required with respect to deferred tax assets in several of its subsidiaries, as well as certain U.S. deferred tax assets.

The Company had federal and state tax net operating loss carry-forwards, or NOLs, at August 31, 2007 of approximately $51.8 million and $9.5 million, respectively. In calculating the tax provision, and assessing the likelihood that the Company will be able to utilize the deferred tax assets, the Company considered and weighed all of the evidence, both positive and negative, and both objective and subjective. The Company factored in the inherent risk of forecasting revenue and expenses over an extended period of time and considered the potential risks associated with its business. Because of the Company's U.S. income from continuing operations and based on projections of future taxable income in the United States, which have increased due to the implementation of the Financial Program (as described in Note 11 to the Consolidated Financial Statements for the year ended August 31, 2007 included herein), the Company was able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that the Company would be able to realize substantially all of its U.S. NOLs by generating taxable income during the carry-forward period. However, if the Company does not achieve its projections of future taxable income in the United States, the Company could be required to take a charge to earnings related to the recoverability of these deferred tax assets. Also, as a result of the Financial Program, the Company has determined that due to the deemed change of ownership (as defined in section 382 of the Internal Revenue Code) in October 2004, there are annual limitations in the amount of U.S. profits that may be offset by NOLs. The NOLs generated prior to the deemed ownership change date, as well as a significant portion of the losses generated as a result of the PSMT Philippines disposal in August 2005, are limited on an annual basis. The Company does not believe this will impact the recoverability of these NOLs. Due to their shorter recovery period and limitations applicable under section 383 of the Internal Revenue code regarding changes of ownership, the Company has maintained valuation allowances on U.S. foreign tax credits (generated before the date of the deemed ownership change) and all capital loss carry-forwards.

Merchandise Inventory: The Company records its inventory at the lower of cost (average cost) or market. The Company provides for estimated inventory losses between physical inventory counts on the basis of a percentage of sales. The provision is adjusted monthly to reflect the trend of actual physical inventory count results, with physical inventories occurring primarily in the second and fourth fiscal quarters. In addition, the Company monitors slow-moving inventory to determine if provisions should be taken for expected markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Goodwill: Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," requires that the Company test goodwill for impairment based on a comparison of fair values to the carrying values of its reporting units (subsidiaries). The determination of fair value for a reporting unit involves the use of assumptions and estimates such as the future performance of the operations of the reporting unit and discount rates used to determine the current value of expected future cash flows of the reporting unit. Any change in these assumptions and estimates, and other factors such as inflation rates, competition and general economic conditions, could cause the calculated fair value of the operating unit to decrease significantly.

Long-lived Assets: The Company periodically evaluates its long-lived assets for indicators of impairment. Management's judgments are based on market and operational conditions at the time of the evaluation and can include management's best estimate of future business activity. These periodic evaluations could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value consistent with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Future business conditions and/or activity could differ materially from the projections made by management causing the need for additional impairment charges. The Company recorded an approximately $897,000 impairment charge in fiscal year 2007 to write-down the long-lived assets of the San Pedro Sula, Honduras location as a result of vacating the warehouse location and moving to another section of the city. The Company also recorded approximately $813,000 and $785,000 impairment charges in fiscal year 2006 to write-down the long-lived assets at the closed Dominican Republic warehouse, and San Pedro Sula closed warehouse, respectively.

Stock-Based Compensation: As of August 31, 2007, the Company had four stock-based employee compensation plans. In the first quarter of fiscal year 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment," which revises SFAS 123, "Accounting for Stock-Based Compensation." The Company had adopted the fair value based method of recording stock options consistent with SFAS 123 for all employee stock options granted subsequent to fiscal year 2002. Specifically, the Company adopted SFAS 123 using the "prospective method" with guidance provided from SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure an Amendment of FASB Statement No. 123." All employee stock option grants made or re-priced since the beginning of fiscal year 2003 have been or will be expensed over the related stock option vesting period based on the fair value at the date the options are granted. Prior to fiscal year 2003, the Company applied Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options.

Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. The adoption of SFAS 123R, applying the "modified prospective method," as elected by the Company, requires the Company to value stock options granted prior to its adoption of SFAS 123 under the fair value method and expense these amounts over the stock options remaining vesting period. A change in the model used or in the assumptions used in the Black-Scholes model could impact the expenses we record under SFAS 123R.

Warehouse Closure Costs: The Company provides estimates for warehouse club closing costs when it is appropriate to do so, based on the applicable accounting principles. The Company has established lease obligation liabilities for its closed leased warehouse clubs. The lease obligations are based on the present value of the rent liabilities reduced by the estimated income from the subleasing of these properties. The Company is continually evaluating the adequacy of its closed warehouse club lease obligations based upon the status of existing or potential subleasing activity and makes appropriate adjustments to the lease obligations as a result of these evaluations. Future circumstances may result in the Company's actual future closing costs or the amount recognized upon sale or sublease of the property to differ materially from the original estimates.

Accounting Pronouncements

In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-11 ("EITF 06-11"), "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Award." EITF 06-11 requires companies to recognize the tax benefits of dividends on unvested share-based payments in equity (increasing the Financial Accounting Standards (SFAS) No. 123(R) "APIC Pool" of excess tax benefits available to absorb tax deficiencies) and reclassify those tax benefits from additional paid-in capital to the income statement when the related award is forfeited (or is no longer expected to vest). The Company is required to adopt EITF 06-11 for dividends declared after September 1, 2008. The Company has opted for earlier application starting on September 1, 2007 for the income tax benefits of dividends on equity-classified employee share-based compensation that are declared in periods for which financial statements have not yet been issued. The adoption of EITF 06-11 will not have a material impact on the Company's consolidated financial condition and operating results.

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value at specific election dates. The Company will adopt SFAS 159 beginning September 1, 2008. The Company is currently evaluating the impact, if any, the interpretation will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." ("SFAS 157") establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 simplifies and codifies related guidance within GAAP. The Company adopted SFAS 157 on September 1, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's consolidated financial condition and operating results.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin (SAB) No. 108, Section N, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." Section N provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatement for the purpose of a materiality assessment. The Company adopted SAB No. 108 on September 1, 2007. The adoption of SAB No. 108 is not expected to have a material impact on the Company's consolidated financial condition and operating results.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes an Interpretation of FASB 109," which provides guidance associated with the recognition and measurement of tax positions and related reporting and disclosure requirements. The Company is required to adopt the provisions of FIN 48 no later than fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 effective September 1, 2007. The Company is currently evaluating the impact, if any, the interpretation will have on its consolidated financial statements.

In June 2006, the EITF reached a consensus on EITF Issue No. 06-03 ("EITF 06-03"), "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)." EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The Company adopted EITF 06-03 on September 1, 2006 as required. The Company recognizes and presents revenue-producing transactions on a net basis, as defined within EITF Issue No. 06-03. The adoption of EITF 06-03 did not have a material impact on the Company's consolidated financial condition and operating results.

In October 2005, the FASB issued FASB Staff Position ("FSP") 13-1, "Accounting for Rental Costs Incurred during a Construction Period." The guidance requires the rental costs for ground or building operating leases during the construction period be recognized as rental expenses. The guidance permits either retroactive or prospective treatment for periods beginning after December 15, 2005. The Company has prospectively changed its policy from capitalization to expensing beginning in the third quarter of fiscal year 2006. The adoption of this FSP did not have a material impact on the Company's consolidated financial statements, as no warehouse clubs were built on leased land in fiscal year 2006.

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company adopted SFAS 154 as of September 1, 2007 as required. The adoption of SFAS 154 did not have a material impact on the Company's financial condition and operating results.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations," which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The Company adopted the provisions of FIN 47 in the fourth quarter of fiscal year 2006. The adoption of this Interpretation did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

Seasonality

Historically, the Company's merchandising businesses have experienced holiday retail seasonality in their markets. In addition to seasonal fluctuations, the Company's operating results fluctuate quarter-to-quarter as a result of economic and political events in markets served by the Company, the timing of holidays, weather, the timing of shipments, product mix, and currency effects on the cost of U.S.-sourced products which may make these products more expensive in local currencies and less affordable. Because of such fluctuations, the results of operations of any quarter are not indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that the Company's future results will be consistent with past results or the projections of securities analysts.

Quantitative and Qualitative Disclosures about Market Risk

The Company, primarily through majority or wholly owned subsidiaries, conducts operations primarily in Central America and the Caribbean, and as such is subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. As of August 31, 2007, the Company had a total of 23 consolidated warehouse clubs operating in 11 foreign countries and one U.S. territory, 16 of which operate under currencies other than the U.S. dollar. For fiscal year 2007, approximately 78% of the Company's net warehouse club sales were in foreign currencies. Also, as of August 31, 2007, the Company had a 50/50 joint venture accounted for under the equity method of accounting, which operates under the Mexican Peso. The Company may enter into additional foreign countries in the future or open additional locations in existing countries, which may increase the percentage of net warehouse sales denominated in foreign currencies.

Foreign currencies in most of the countries where the Company operates have historically devalued against the U.S. dollar and are expected to continue to devalue. For example, the Dominican Republic experienced a currency devaluation of approximately 81% between the end of the fiscal year ended August 31, 2002 and the end of the year ended August 31, 2003 and 13% (significantly higher at certain points of the year) between the year ended August 31, 2003 and the year ended August 31, 2004. There can be no assurance that the Company will not experience any other materially adverse effects on the Company's business, financial condition, operating results, cash flow or liquidity, from currency devaluations in other countries, as a result of the economic and political risks of conducting an international merchandising business.

The following is a listing of the countries or territories where the Company currently operates and their respective currencies, as of August 31, 2007:

Country/Territory	Number of Warehouse Clubs In Operation	Anticipated Warehouse Club Openings in FY 2008	Currency
Panama	4	—	U.S. Dollar
Costa Rica	4	—	Costa Rican Colon
Dominican Republic	2	—	Dominican Republic Peso
Guatemala	2	1	Guatemalan Quetzal
El Salvador	2	—	U.S. Dollar
Honduras	2	—	Honduran Lempira
Trinidad	2	1	Trinidad Dollar
Aruba	1	—	Aruba Florin
Barbados	1	—	Barbados Dollar
U.S. Virgin Islands	1	—	U.S. Dollar
Jamaica	1	—	Jamaican Dollar
Nicaragua	1	—	Nicaragua Cordoba Oro
Totals	23	2	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of PriceSmart, Inc.

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. as of August 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PriceSmart, Inc. at August 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PriceSmart, Inc.'s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 23, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Diego, California
November 23, 2007

PRICESMART, INC.

CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

	August 31, 2007	August 31, 2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 32,065	$ 39,995
Short-term restricted cash	8,046	7,651
Receivables, net of allowance for doubtful accounts of $3 and $191 in 2007 and 2006, respectively	2,705	3,599
Merchandise inventories	95,979	77,432
Prepaid expenses and other current assets	15,777	8,985
Assets of discontinued operations	1,380	1,594
Total current assets	155,952	139,256
Long-term restricted cash	477	531
Notes receivable	2,086	—
Property and equipment, net	179,985	162,029
Goodwill	31,652	31,870
Deferred tax assets	19,535	20,183
Other assets	3,732	1,903
Investment in unconsolidated affiliate	2,000	3,271
Total Assets	$ 395,419	$ 359,043
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Short-term borrowings	$ 3,301	$ 158
Accounts payable	80,633	65,520
Accounts payable to unconsolidated affiliate	—	381
Accrued salaries and benefits	6,962	5,765
Deferred membership income	6,634	5,780
Income taxes payable	4,593	4,098
Accrued reserve for settlement of pending litigation	5,500	—
Other accrued expenses	18,564	15,194
Dividend payable	4,678	—
Long-term debt, current portion	1,411	5,417
Liabilities of discontinued operations	151	130
Total current liabilities	132,427	102,443
Deferred tax liability	1,474	1,101
Deferred rent	1,977	1,730
Accrued closure costs	3,072	3,226
Long-term debt, net of current portion	8,008	13,252
Total liabilities	146,958	121,752
Minority interest	3,145	2,672
Commitments and contingencies		
Stockholders' Equity:		
Common stock, $0.0001 par value, 45,000,000 shares authorized; 29,815,435 and 29,404,457 shares issued and 29,339,211 and 28,966,294 shares outstanding (net of treasury shares), respectively	3	3
Additional paid-in capital	369,848	364,132
Tax benefit from stock-based compensation	3,970	3,509
Accumulated other comprehensive loss	(12,343)	(13,883)
Accumulated deficit	(106,087)	(109,676)
Less: treasury stock at cost; 476,224 and 438,163 shares, respectively	(10,075)	(9,466)
Total stockholders' equity	245,316	234,619
Total Liabilities and Stockholders' Equity	$ 395,419	$ 359,043

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except per share data)

	Years Ended August 31,		
	2007	2006	2005
Revenues:			
Sales:			
Net warehouse club	$869,102	$719,576	$604,994
Export	1,016	63	425
Membership income	13,857	11,520	9,424
Other income	4,826	3,514	3,982
Total revenues	888,801	734,673	618,825
Operating expenses:			
Cost of goods sold:			
Net warehouse club	737,317	611,411	516,611
Export	962	86	394
Selling, general and administrative:			
Warehouse club operations	88,029	78,784	73,361
General and administrative	27,094	24,079	22,310
Preopening expenses	373	349	99
Asset impairment and closure costs	1,550	1,834	11,361
Provision for settlement of pending litigation	5,500	—	—
Total operating expenses	860,825	716,543	624,136
Operating income (loss)	27,976	18,130	(5,311)
Other income (expense):			
Interest income	1,628	1,959	1,754
Interest expense	(788)	(3,191)	(5,385)
Other expense, net	(317)	(151)	(994)
Total other income (expense)	523	(1,383)	(4,625)
Income (loss) from continuing operations before provision for income taxes, loss of unconsolidated affiliate and minority interest	28,499	16,747	(9,936)
Provision for income taxes	(12,337)	(8,112)	(9,140)
Loss (including impairment charges of $2.6 million and $1.1 million in 2007 and 2005, respectively) of unconsolidated affiliate	(2,903)	(97)	(4,368)
Minority interest	(476)	(354)	566
Income (loss) from continuing operations	12,783	8,184	(22,878)
Discontinued operations income (expense), net of tax	143	3,674	(19,459)
Net income (loss)	12,926	11,858	(42,337)
Preferred dividends	—	—	(648)
Deemed dividend on exchange of common stock for preferred stock	—	—	(20,647)
Net income (loss) available to (attributable to) common stockholders	$ 12,926	$ 11,858	$ (63,632)
Basic income (loss) per share:			
Continuing operations	$ 0.44	$ 0.30	$ (1.13)
Discontinued operations, net of tax	$ 0.01	$ 0.13	$ (0.96)
Preferred and deemed dividends	$ —	$ —	$ (1.06)
Net income (loss) per share available to (attributable to) common stockholders	$ 0.45	$ 0.43	$ (3.15)
Diluted income (loss) per share:			
Continuing operations	$ 0.44	$ 0.30	$ (1.13)
Discontinued operations, net of tax	$ 0.00	$ 0.13	$ (0.96)
Preferred and deemed dividends	$ —	$ —	$ (1.06)
Net income (loss) per share available to (attributable to) common stockholders	$ 0.44	$ 0.43	$ (3.15)
Shares used in per share computations:			
Basic	28,534	27,332	20,187
Diluted	29,243	27,735	20,187
Cash dividends per share	$ 0.32	$ 0.00	$ 0.00

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE THREE YEARS ENDED AUGUST 31, 2007
(amounts in thousands)

	Preferred Stock - Series A & Series B		Common Stock		Additional Paid-in Capital	Tax benefit from stock-based compensation	Notes receivable from stockholders	Accumulated other comprehensive loss	Accumulated deficit	Treasury		Total stockholders' equity
	Shares	Amount	Shares	Amount						Shares	Amount	
Balance at August 31, 2004	42	$ 41,889	7,776	$ 1	$168,323	$3,379	$ (33)	$(18,314)	$ (57,902)	436	$ (9,464)	$127,879
Dividends on preferred stock	—	—	—	—	—	—	—	—	(648)	—	—	(648)
Deemed dividend on exchange of common stock for preferred stock	—	—	—	—	20,647	—	—	—	(20,647)	—	—	—
Financial Program, exchange of common stock for preferred stock	(42)	(41,889)	10,185	1	91,751	—	—	—	—	—	—	49,863
Donated services	—	—	—	—	71	—	—	—	—	—	—	71
Exercise of warrants	—	—	200	—	1,808	—	—	—	—	—	—	1,808
Shares issued for Guatemala minority interest purchase	—	—	825	—	5,495	—	—	—	—	—	—	5,495
Contributed capital from significant stockholders for Guatemala minority interest purchase	—	—	—	—	1,105	—	—	—	—	—	—	1,105
Rights offering	—	—	6,905	1	48,417	—	—	—	—	—	—	48,418
Exercise of stock options	—	—	1	—	(16)	—	—	—	—	(2)	31	15
Shares issued for land purchase	—	—	139	—	1,113	—	—	—	—	—	—	1,113
Mark to market of employee restricted stock	—	—	—	—	—	—	4	—	—	—	—	4
Disposal of Philippine subsidiary	—	—	—	—	—	—	—	900	—	—	—	900
Amortization of deferred compensation	—	—	—	—	930	—	—	—	—	—	—	930
Net loss	—	—	—	—	—	—	—	—	(42,337)	—	—	(42,337)
Translation adjustment	—	—	—	—	—	—	—	3,657	—	—	—	3,657
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(38,680)
Balance at August 31, 2005	—	—	26,031	3	339,644	3,379	(29)	(13,757)	(121,534)	434	(9,433)	198,273
Shares issued	—	—	169	—	1,500	—	—	—	—	—	—	1,500
Rights offering	—	—	2,385	—	19,017	—	—	—	—	—	—	19,017
Warrant exercise	—	—	200	—	1,400	—	—	—	—	—	—	1,400
Donated services	—	—	—	—	16	—	—	—	—	—	—	16
Issuance of restricted stock awards	—	—	566	—	—	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	—	—	(25)	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	78	—	497	—	—	—	—	—	—	497
Stock-based compensation	—	—	—	—	2,058	130	—	—	—	—	—	2,188
Mark to market of employee restricted stock	—	—	—	—	—	—	(1)	—	—	—	—	(1)
Repayment of notes receivable and reacquisition of common stock	—	—	—	—	—	—	30	—	—	4	(33)	(3)
Net income	—	—	—	—	—	—	—	—	11,858	—	—	11,858
Translation adjustment	—	—	—	—	—	—	—	(126)	—	—	—	(126)
Comprehensive income												11,732
Balance at August 31, 2006	—	—	29,404	3	364,132	3,509	—	(13,883)	(109,676)	438	(9,466)	234,619
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	38	(609)	(609)
Issuance of restricted stock awards	—	—	164	—	—	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	—	—	(31)	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	278	—	3,949	—	—	—	—	—	—	3,949
Stock-based compensation	—	—	—	—	1,767	461	—	—	—	—	—	2,228
Dividend payable to stockholders	—	—	—	—	—	—	—	—	(4,678)	—	—	(4,678)
Dividend paid to stockholders	—	—	—	—	—	—	—	—	(4,659)	—	—	(4,659)
Net income	—	—	—	—	—	—	—	—	12,926	—	—	12,926
Translation adjustment	—	—	—	—	—	—	—	1,540	—	—	—	1,540
Comprehensive income												14,466
Balance at August 31, 2007	—	$ —	29,815	$ 3	$369,848	$3,970	$—	$(12,343)	$(106,087)	476	$(10,075)	$245,316

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Years Ended August 31,		
	2007	2006	2005
Operating Activities:			
Income (loss) from continuing operations	$ 12,783	$ 8,184	$ (22,878)
Adjustments to reconcile income (loss) to net cash provided by operating activities:			
Depreciation and amortization	9,449	9,618	9,487
Allowance for doubtful accounts	(188)	(4)	1,249
Asset impairment and closure costs	1,550	1,834	11,361
Reserve for settlement of pending litigation	5,500		
Loss from disposition of property and equipment	323	—	—
Cancellation of note receivable from stockholder	—	(119)	—
Mark to market of shareholder note receivable	—	(1)	4
Deferred income taxes	(1,063)	1,661	3,789
Minority interest	476	354	(566)
Equity in losses of unconsolidated affiliate, including impairment charges of $2.6 million and $1.1 million in 2007 and 2005, respectively	2,903	97	4,368
Stock-based compensation	1,767	2,058	930
Change in operating assets and liabilities:			
Change in accounts receivable, prepaid, other current assets, accrued salaries, deferred membership and other accruals	1,936	5,107	5,814
Merchandise inventories	(18,547)	(11,713)	(9,362)
Accounts payable and accounts payable to and advances received from related party	14,733	8,478	6,953
Net cash provided by continuing activities	31,622	25,554	11,149
Net cash provided by (used in) discontinued activities	196	(905)	(5,487)
Net cash provided by operating activities	31,818	24,649	5,662
Investing Activities:			
Additions to property and equipment	(30,913)	(32,631)	(10,755)
Sale of land	—	446	—
Proceeds from disposition of property and equipment	60	—	—
Purchase of Jamaica minority interest	—	(2,402)	—
Purchase of Trinidad minority interest	—	(300)	—
Return of investment in unconsolidated affiliate	—	2,800	—
Net cash used in continuing activities	(30,853)	(32,087)	(10,755)
Net cash provided by discontinued activities	161	4,868	—
Net cash flows used in investing activities	(30,692)	(27,219)	(10,755)
Financing Activities:			
Proceeds from bank borrowings	14,422	37	59,123
Repayment of bank borrowings, net of proceeds from warrant exercise in 2006 and 2005	(20,528)	(10,790)	(109,833)
Issuance of common stock in connection with rights offering	—	19,017	48,418
Proceeds from related party borrowings	—	12,500	3,000
Repayment of related party borrowings	—	(12,500)	(3,000)
Cash dividend payments	(4,659)	—	—
Restricted cash	(341)	194	17,101
Issuance of common stock	—	1,500	—
Tax benefit from exercise of stock options	485	130	—
Issuance costs of common stock	—	—	(763)
Purchase of treasury stock	(609)	(3)	—
Proceeds from exercise of stock options	3,949	497	16
Repayment of notes receivable from stockholders	—	119	—
Net cash (used in) provided by continuing activities	(7,281)	10,701	14,062
Net cash used in discontinued activities	—	—	(12,247)
Net cash (used in) provided by financing activities	(7,281)	10,701	1,815
Effect of exchange rate changes on cash and cash equivalents	(1,775)	1,717	515
Net (decrease) increase in cash and cash equivalents	(7,930)	9,848	(2,763)
Cash and cash equivalents at beginning of year	39,995	30,147	32,910
Cash and cash equivalents at end of year	$ 32,065	$ 39,995	$ 30,147

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(amounts in thousands)

	Years Ended August 31,		
	2007	2006	2005
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$1,041	$2,790	$ 5,450
Income taxes	$9,927	$1,914	$ 1,722
Supplemental disclosure of non-cash financing activities related to: Financial Program:			
Issuance of common stock for:			
Series A Preferred Stock and accrued dividend	$ —	$ —	$22,231
Series B Preferred Stock	$ —	$ —	$22,000
Bridge loan and accrued interest	$ —	$ —	$25,318
Advance payment on real estate and accrued interest	$ —	$ —	$ 5,192
Purchase order financing and accrued interest	$ —	$ —	$15,586
Warrant exercise	$ —	$1,400	$ 1,808
Issuance costs on preferred stock exchange to Additional Paid-in Capital	$ —	$ —	$ (111)
Accrued dividends on Series B Preferred Stock converted to Additional Paid-in Capital	$ —	$ —	$ 2,298
Issuance of common stock for purchase of Guatemala minority interest	$ —	$ —	$ 5,495
Contributed capital from significant stockholders for purchase of Guatemala minority interest	$ —	$ —	$ 1,105
Issuance of common stock for purchase of land	$ —	$ —	$ 1,113
Notes receivable from sale of East Side Santo Domingo, Dominican Republic (amount includes short term portion of Notes Receivable for $121,000)	$2,207	$ —	$ —
Dividends declared but not paid	$4,678	$ —	$ —

NOTE 1 – COMPANY OVERVIEW AND BASIS OF PRESENTATION

PriceSmart, Inc.'s ("PriceSmart" or the "Company") business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 2007, the Company had 23 consolidated warehouse clubs in operation in 11 countries and one U.S. territory (four each in Panama and Costa Rica, two each in Dominican Republic, El Salvador, Guatemala, Honduras and Trinidad and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands), of which the Company owns at least a majority interest. There was one warehouse club in operation in Saipan, Micronesia licensed to and operated by local business people as of August 31, 2007. The Company principally operates in three segments based on geographic area.

Basis of Presentation – The consolidated financial statements have been prepared on a going concern basis. The Company has an accumulated deficit of $106.1 million as of August 31, 2007. However, for the twelve months ended August 31, 2007, the Company had net income available to common stockholders of $12.9 million and generated cash flow from operating activities of $31.8 million. The Company's ability to fund its operations and service debt during fiscal year 2007 has improved following the implementation and completion of the Financial Program as described in Note 11 – Financial Program and improvements in the underlying business operations. As a result, the Company prepaid $14.9 million of its long-term debt during fiscal year 2007. In addition, the Company was able to fund increases in its inventory, which contributed to the increase of sales year over year. In the fourth quarter of fiscal year 2007, the Company obtained $8.9 million in long-term debt to finance the acquisition of land and the construction of a third warehouse club in Guatemala.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements of the Company included herein include the assets, liabilities and results of operations of the Company's majority and wholly-owned subsidiaries as listed below. All significant inter-company accounts and transactions have been eliminated in consolidation. The table below shows the Company's percentage ownership of, and basis of presentation for, each subsidiary as of August 31, 2007.

	Ownership	Basis of Presentation
PriceSmart Aruba	90.0%	Consolidated
PriceSmart Barbados	100.0%	Consolidated
PSMT Caribe, Inc.:		
Costa Rica	100.0%	Consolidated
Dominican Republic	100.0%	Consolidated
El Salvador	100.0%	Consolidated
Honduras	100.0%	Consolidated
PriceSmart Guam	100.0%	Consolidated(1)
PriceSmart Guatemala	100.0%	Consolidated
PriceSmart Jamaica	100.0%	Consolidated
PriceSmart Mexico	50.0%	Equity
PriceSmart Nicaragua	51.0%	Consolidated
PriceSmart Panama	100.0%	Consolidated
PriceSmart Trinidad	95.0%	Consolidated
PriceSmart U.S. Virgin Islands	100.0%	Consolidated

(1) Entity is treated as discontinued operations in the consolidated financial statements.

Use of Estimates – The preparation of financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and short-term investments with maturities of three months or less when purchased.

Restricted Cash – Short-term and long-term restricted cash primarily represents time deposits that are pledged as collateral for the Company's revolving line of credit. Long-term restricted cash represents deposits with Federal Regulatory agencies in Costa Rica and Panama.

Merchandise Inventories – Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or market. The Company provides for estimated inventory losses and obsolescence between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically to reflect the trend of actual physical inventory count results, with physical inventories occurring primarily in the second and fourth fiscal quarters. In addition, the Company may be required to take markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Allowance for Bad Debt – The Company generally does not extend credit to its members, but may do so for specific wholesale, government or other large volume members. The Company maintains an allowance for doubtful accounts based on assessments as to the probability of collection of specific customer accounts, the aging of accounts receivable, and general economic conditions. If the credit worthiness of a specific customer deteriorates, the Company's estimates could change and it could have a material impact on the Company's reported results.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. The useful life of fixtures and equipment ranges from three to 15 years and that of buildings from ten to 25 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the expected term of the lease. In some locations, leasehold improvements are amortized over a period longer than the initial lease term as management believes it is reasonably assured that the renewal option in the underlying lease will be exercised.

The sale or purchase of property and equipment is recognized upon legal transfer of property. For property and equipment sales, if any long term notes are carried by the Company as part of the sales terms, the sale is reflected at the net present value of current and future cash streams.

Lease Accounting – Certain of our operating leases provide for minimum annual payments that increase over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis beginning when we take possession of the property and extending over the term of the related lease including renewal options in some locations. The amount by which straight-line rent exceeds actual lease payment requirements in the early years of the leases is accrued as deferred rent and reduced in later years when the actual cash payment requirements exceed the straight-line expense. In addition to the minimum annual payments, in certain locations, the Company pays additional rent based on a contractually stipulated percentage of sales.

Goodwill – Goodwill, resulting from certain business combinations totaled $31.7 million at August 31, 2007 and $31.9 million at August 31, 2006. The decrease in goodwill was due to the foreign exchange translation losses in Guatemala and Jamaica for $71,000 and $147,000, respectively. The Company reviews previously reported goodwill at the entity reporting level for impairment on an annual basis or more frequently if circumstances dictate. No impairment of goodwill has been recorded to date.

Revenue Recognition – The Company recognizes merchandise sales revenue when title passes to the customer. Membership income represents annual membership fees paid by the Company's warehouse club members, which are recognized ratably over the 12-month term of the membership. The historical membership fee refunds have been minimal and, accordingly, no reserve has been established for membership refunds for the periods presented. The Company recognizes and presents revenue-producing transactions on a net basis, as defined within EITF Issue No. 06-03 ("EITF 06-03"), "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)." The Company recognizes gift certificates sales revenue when the certificates are redeemed. The outstanding gift certificates are reflected as other accrued liabilities in the consolidated balance sheet.

Cost of Goods Sold – The Company includes the cost of merchandise, food service and bakery raw materials, and one hour photo supplies in cost of goods sold. The Company also includes the external and internal distribution and handling costs for supplying such merchandise, raw materials and supplies to the warehouse clubs. External costs include inbound freight, duties, drayage, fees, insurance, and non-recoverable value-added tax related to inventory shrink, spoilage and damage. Internal costs include payroll and related costs, utilities, consumable supplies, repair and maintenance, rent expense, and building and equipment depreciation at our distribution facilities.

Vendor consideration consists primarily of volume rebates and prompt payment discounts. Volume rebates are generally linked to pre-established purchase levels and are recorded as a reduction of cost of goods sold when the achievement of these levels is confirmed by the vendor in writing or upon receipt of funds. On a quarterly basis, the Company calculates the amount of rebates recorded in cost of goods sold that relates to inventory on hand and this amount is recorded as a reduction to inventory, if significant. Prompt payment discounts are taken in substantially all cases and, therefore, are applied directly to reduce the acquisition cost of the related inventory, with the resulting impact to cost of goods sold when the inventory is sold.

Selling, General and Administrative – Selling, general and administrative costs are comprised primarily of expenses associated with warehouse operations. Warehouse operations include the operating costs of the Company's warehouse clubs, including all payroll and related costs, utilities, consumable supplies, repair and maintenance, rent expense, building and equipment depreciation, and bank and credit card processing fees. Also included in selling, general and administrative expenses are the payroll and related costs for the Company's U.S. and regional purchasing and management centers.

Pre-Opening Costs – The Company expenses pre-opening costs (the costs of start-up activities, including organization costs, and rent) as incurred.

Closure Costs – The Company records the costs of closing warehouse clubs as follows: severance costs are accrued when a termination and benefit plan is communicated to the employees; lease obligations are accrued at the cease use date by calculating the net present value of the minimum lease payments net of the fair market value of rental income that could be received for these properties from third parties; gain or loss on the sale of property, buildings and equipment is recognized based on the net present value of cash or future cash received as compensation for such; all other costs are expensed as incurred. The Company closed one warehouse club during fiscal year 2004 and two warehouse clubs during fiscal year 2003. During the first quarter of fiscal year 2007, the Company's original San Pedro Sula location was vacated and the operation was relocated to a new site, which was acquired in fiscal year 2006 in another section of the city.

Contingencies and Litigation – In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies," in the fourth quarter of fiscal year 2007, the Company established a reserve of $5.5 million related to a potential settlement of pending litigation. The amount of the reserve is equal to the management's current estimate of the potential impact of a global settlement on PriceSmart's fiscal year 2007 consolidated net income. The amount of the reserve is based upon various factors, including tax considerations, that are subject to management's current estimates and judgments.

No agreements have been executed and there is no guarantee that a settlement will be ultimately reached as discussions may continue or may be abandoned altogether if the Company determines that a final settlement will not be reached on terms that are in the best interest of the Company and its stockholders. In the event a settlement is reached, the final cost of a settlement may differ from the reserve taken.

Foreign Currency Translation – In accordance with Statement of Financial Accounting Standards No. 52 ("SFAS 52") "Foreign Currency Translation," the assets and liabilities of the Company's foreign operations are primarily translated to U.S. dollars when the functional currency in our international subsidiaries is the local currency, which in many cases is not U.S. dollars. Assets and liabilities of these foreign subsidiaries are translated to US dollars at the exchange rate on the balance sheet date and revenue, costs and expenses are translated at average rates of exchange in effect during the period. The corresponding translation gains and losses are recorded as a component of accumulated other comprehensive gain or loss.

Monetary assets and liabilities in currencies other than the functional currency of the respective entity are revalued to the functional currency using the exchange rate on the balance sheet date. These foreign exchange transaction gains (losses), including repatriation of funds, which are included as a part of the costs of goods sold in the consolidated statement of operations, for fiscal years 2007, 2006 and 2005 were approximately $5,000, $(1.5) million and $551,000 respectively.

Stock-Based Compensation – As of August 31, 2007, the Company had four stock-based employee compensation plans. In the first quarter of fiscal year 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment," which revises SFAS 123, "Accounting for Stock-Based Compensation." The Company had adopted the fair value based method of recording stock options consistent with SFAS 123 for all employee stock options granted subsequent to fiscal year 2002. Specifically, the Company adopted SFAS 123 using the "prospective method" with guidance provided from SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure an Amendment of FASB Statement No. 123." All employee stock option grants made or re-priced since the beginning of fiscal year 2003 have been or will be expensed over the related stock option vesting period based on the fair value at the date the options are granted. Prior to fiscal year 2003, the Company applied Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. Because the Company granted stock options to employees at exercise prices equal to fair market value on the date of grant, no compensation cost was recognized for option grants in periods prior to fiscal year 2003.

Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. The adoption of SFAS 123R, applying the "modified prospective method," as elected by the Company, requires the Company to value stock options granted prior to its adoption of SFAS 123 under the fair value method and expense these amounts over the stock options remaining vesting period. This has resulted in the Company expensing approximately $288,000 and $965,000 in fiscal years 2007 and 2006, respectively. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur. In addition, SFAS 123R requires the Company to reflect the tax savings resulting from tax deductions in excess of expense reflected as a financing cash flow in its statement of cash flows, rather than as an operating cash flow as in prior periods.

The fair value of each option grant is estimated on the date of grant using the "Black-Scholes" option-pricing model with the following weighted average assumptions used for grants in fiscal years 2007, 2006 and 2005:

	Years Ended August 31,		
	2007	2006	2005
Risk free interest rate	4.62%	4.35%	3.69%
Expected life	5 years	5 years	5 years
Expected volatility	46.18%	43.96%	45.34%
Expected dividend yield	0%[1]	0%	0%

(1) No new stock options have been issued after dividends were declared in the second quarter of fiscal year 2007.

The following table illustrates the effect on net income (loss) and income (loss) per share if the fair value based method had been applied to all outstanding and unvested awards each period (in thousands, except per share data):

	Years Ended August 31,		
	2007	2006	2005
Net income (loss) as reported[1]	$12,926	$11,858	$(63,632)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect			930
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects[2]			(2,442)
Net income (loss), including stock-based employee compensation	$12,926	$11,858	$(65,144)
Income (loss) per share:			
Basic—as reported in prior years[1]	$		$ (3.15)
Basic—including stock-based employee compensation	$ 0.45	$ 0.43	$ (3.23)
Diluted—as reported in prior years[1]	$		$ (3.15)
Diluted—including stock-based employee compensation	$ 0.44	$ 0.43	$ (3.23)

(1) Net income (loss) and net income (loss) per share as reported for periods prior to fiscal year 2006 only included stock-based compensation expense for stock options issued or re-priced during fiscal year 2003 to fiscal year 2005.

(2) Total stock-based compensation expense for 2005 is calculated based on the pro forma application of SFAS 123.

During fiscal year 2007, the Company made restricted stock awards covering 164,050 shares of the Company's common stock which vest annually over a five-year period. During fiscal year 2006, the Company made restricted stock awards covering 565,900 shares of the Company's common stock which vest annually over a five-year period.

The remaining unrecognized compensation cost related to unvested stock-based compensation awards at August 31, 2007 and at August 31, 2006 was approximately $5.3 million and $4.6 million, respectively, and the weighted-average period of time over which this cost will be recognized is 3.8 years and 3.9 years, respectively. The weighted-average fair value of the stock options granted during 2007 and 2006 was $7.46 and $3.64, respectively.

The following table summarizes the components of the stock-based compensation expense for the 12 months ended August 31, 2007, 2006 and 2005 (in thousands), which are included in general and administrative expense and warehouse expenses in the consolidated statement of operations:

	Years Ended August 31,		
	2007	2006	2005
Options granted to employees	$ 318	$1,423	$465
Restricted grants	1,196	528	—
Option re-pricings	253	107	465
Stock-based compensation expense	$1,767	$2,058	$930

Accounting Pronouncements – In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-11 ("EITF 06-11"), "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Award." EITF 06-11 requires companies to recognize the tax benefits of dividends on unvested share-based payments in equity (increasing the Financial Accounting Standards (SFAS) No. 123(R) "APIC Pool" of excess tax benefits available to absorb tax deficiencies) and reclassify those tax benefits from additional paid-in capital to the income statement when the related award is forfeited (or is no longer expected to vest). The Company is required to adopt EITF 06-11 for dividends declared after September 1, 2008. The Company has opted for earlier application starting on September 1, 2007 for the income tax benefits of dividends on equity-classified employee share-based compensation that are declared in periods for which financial statements have not yet been issued. The adoption of EITF 06-11 will not have a material impact on the Company's consolidated financial condition and operating results.

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value at specific election dates. The Company will adopt SFAS 159 beginning September 1, 2008. The Company is currently evaluating the impact, if any, the interpretation will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." ("SFAS 157") establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 simplifies and codifies related guidance within GAAP. The Company adopted SFAS 157 on September 1, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's consolidated financial condition and operating results.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin (SAB) No. 108, Section N, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." Section N provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatement for the purpose of a materiality assessment. The Company adopted SAB No. 108 on September 1, 2007. The adoption of SAB No. 108 is not expected to have a material impact on the Company's consolidated financial condition and operating results.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes an Interpretation of FASB 109," which provides guidance associated with the recognition and measurement of tax positions and related reporting and disclosure requirements. The Company is required to adopt the provisions of FIN 48 no later than fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 effective September 1, 2007. The Company is currently evaluating the impact, if any, the interpretation will have on its consolidated financial statements.

In June 2006, the EITF reached a consensus on EITF Issue No. 06-03 ("EITF 06-03"), "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)." EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The Company adopted EITF 06-03 on September 1, 2006 as required. The Company recognizes and presents revenue-producing transactions on a net basis, as defined within EITF Issue No. 06-03. The adoption of EITF 06-03 did not have a material impact on the Company's consolidated financial condition and operating results.

In October 2005, the FASB issued FASB Staff Position ("FSP") 13-1, "Accounting for Rental Costs Incurred during a Construction Period." The guidance requires the rental costs for ground or building operating leases during the construction period be recognized as rental expenses. The guidance permits either retroactive or prospective treatment for periods beginning after December 15, 2005. The Company has prospectively changed its policy from capitalization to expensing beginning in the third quarter of fiscal year 2006. The adoption of this FSP did not have a material impact on the Company's consolidated financial statements, as no warehouse clubs were built on leased land in fiscal year 2006.

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company adopted SFAS 154 as of September 1, 2007 as required. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial condition and operating results.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations," which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The Company adopted the provisions of FIN 47 in the fourth quarter of fiscal year 2006. The adoption of this Interpretation did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

NOTE 3 – DISCONTINUED OPERATIONS

In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the accompanying consolidated financial statements reflect the results of operations and financial position of the Company's activities in the Philippines and Guam as discontinued operations. Following its closure in December 2003, the Company had previously included the results of operations from Guam in the asset impairment and closure costs line of the consolidated statement of operations. However, due to the shared management structure, as the Philippines and Guam activities were viewed as one activity, following the disposal of the Philippines operations in August 2005, the results of the Philippines and Guam activities were consolidated in the discontinued operations line of the consolidated statement of operations.

The assets and liabilities of the discontinued operations are presented in the consolidated balance sheets under the captions "Assets of discontinued operations" and "Liabilities of discontinued operations." The underlying assets and liabilities of the discontinued operations for the periods presented are as follows (in thousands):

	August 31, 2007	August 31, 2006
Cash and cash equivalents	$ 45	$ 110
Accounts receivable, net	441	429
Prepaid expenses and other current assets	6	—
Other assets	888	1,055
Assets of discontinued operations	$1,380	$1,594
Other accrued expenses	$ 151	$ 130
Liabilities of discontinued operations	$ 151	$ 130

The Company's former Guam operation has a deferred tax asset of $2.7 million, primarily generated from NOLs. This deferred tax asset has a 100% valuation allowance, as the Company currently has no plans that would allow it to utilize these losses. Additionally, a significant portion of these losses are limited as to future use due to the Company's Section 382 change of ownership in October 2004.

The following table sets forth the income (loss) from the discontinued operations of each period presented, in thousands.

	Years Ended August 31,		
	2007	2006	2005
Net warehouse club sales	$—	$ —	$ 59,937
Pre-tax income (loss) from operations	143	5,777	(4,306)
Pre-tax loss on disposal	—	—	(24,827)
Income tax (provision) benefit	—	(2,103)	9,674
Net income (loss)	$143	$ 3,674	$(19,459)

The pre-tax income from operations for the twelve months ended August 31, 2007 of $143,000 is the net result of the subleasing activity in Guam. The pre-tax income from operations for the twelve months ended August 31, 2006 includes approximately $5.8 million from the reversal of a portion of the provision against recoverability of loan principal and accrued interest receivable from PSMT Philippines which was collected in December 2005 and July 2006 as final settlement on outstanding amounts due and the net results of the subleasing activity in Guam.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	August 31,	
	2007	2006
Land	$ 58,924	$ 48,820
Building and improvements	109,706	105,123
Fixtures and equipment	66,275	61,304
Construction in progress	10,790	6,207
	245,695	221,454
Less: accumulated depreciation	(65,710)	(59,425)
Property and equipment, net	$179,985	$162,029

Building and improvements include net capitalized interest of $1.3 million and $1.2 million as of August 31, 2007 and 2006, respectively.

In February 2006, the Company purchased two parcels of land next to the Via Brazil, Panama City warehouse location for approximately $3.0 million and $400,000, respectively. In July 2006, the Company sold the second portion of the land adjacent to the warehouse club for approximately $400,000 for a net gain/loss of zero.

In December 2006, the Company sold the land and building of the closed warehouse club in East Santo Domingo, Dominican Republic.

In March 2007, the Company purchased land in Fraijanes, Guatemala and Mausica, Trinidad for the construction of two new warehouse clubs for approximately $6.7 million and $3.7 million, respectively. The warehouse clubs are under construction and scheduled to open in November and December 2007 (fiscal year 2008), respectively.

NOTE 5 – EARNINGS (LOSS) PER SHARE

Basic income (loss) per share is computed based on the weighted average common shares outstanding in the period. Diluted income (loss) per share is computed based on the weighted average common shares outstanding in the period and the effect of dilutive securities (options, preferred stock, warrants and rights), except where the inclusion is anti-dilutive (in thousands, except per share data):

	Years Ended August 31,		
	2007	2006	2005
Income (loss) available to (attributable to) common stockholders:	$12,926	$11,858	$(63,632)
Determination of shares:			
Average common shares outstanding	28,534	27,332	20,187
Assumed conversion of:			
Stock options[(1)]	135	64	—
Warrants[(2)]	—	4	—
Rights[(3)]	—	—	—
Restricted stock grant[(4)]	574	335	—
Diluted average common shares outstanding	29,243	27,735	20,187
Net income (loss) available to (attributable to) common stockholders:			
Basic income (loss) per share	$ 0.45	$ 0.43	$ (3.15)
Diluted income (loss) per share	$ 0.44	$ 0.43	$ (3.15)

(1) Stock options representing 85,834 shares were excluded due to their anti-dilutive effects for the year ended August 31, 2005. No options were excluded for fiscal year 2006 or fiscal year 2007.

(2) A warrant for 400,000 shares of common stock at an exercise price of $7 per share was issued in January 2005, at which time 200,000 shares were immediately exercised. The remaining 200,000 shares were exercised November 30, 2005. These shares were excluded in 2005 due to their anti-dilutive effects.

(3) As of August 31, 2007 and 2006, there were no rights outstanding. As of August 31, 2005, there were 6,098,043 rights outstanding with an exercise price of $8.00 per share for the potential issuance of 9,147,065 shares of common stock.

(4) Restricted stock was issued to certain employees in the second and third quarter of fiscal year 2007. The dilutive effects of which is 107,461 shares as of the year ended August 31, 2007. Restricted stock was issued to certain employees in the second and third quarters of fiscal year 2006, the dilutive effects of which is 466,282 shares as of the year ended August 31, 2007.

NOTE 6 – DIVIDENDS

On February 5, 2007 the Company's Board of Directors declared a cash dividend in the total amount of $0.32 per share, of which, $0.16 per share was paid on April 30, 2007 to stockholders of record as of the close of business on April 15, 2007 and $0.16 per share was paid on October 31, 2007 to stockholders of record as of the close of business on October 15, 2007.

The Company anticipates the ongoing payment of semi-annual dividends in subsequent periods, although the actual declaration of future dividends, the amount of such dividends, and the establishment of record and payment dates is subject to final determination by the Board of Directors in its discretion, after its review of the Company's financial performance and anticipated capital requirements.

NOTE 7 – RETIREMENT PLAN

PriceSmart offers a defined contribution retirement and 401(k) plans to its U.S. employees, which allows employees to enroll in the plan after 90 days of employment. Enrollment in these plans begins on the first of the month following the employee's eligibility. The Company makes nondiscretionary contributions to the 401(k) plan equal to 100% of the participant's contribution up to an annual maximum of 4% of base compensation that a participant contributes to the plan. Employer contributions to the 401(k) plan were $396,000, $293,000, and $255,000 during fiscal years 2007, 2006, and 2005, respectively. The Company has defined contribution plans for its employees in Panama, Costa Rica, Trinidad, and Jamaica and contributes a percentage of the respective employee's salary. Amounts expensed under these plans were $317,000, $265,000 and $179,000 during fiscal years 2007, 2006 and 2005, respectively.

NOTE 8 – STOCK OPTION AND EQUITY PARTICIPATION PLANS

In August 1997, the Company adopted the 1997 Stock Option Plan of PriceSmart, Inc. (the "1997 Plan") for the benefit of its eligible employees, consultants and independent directors. Under the 1997 Plan, 700,000 shares of the Company's common stock are authorized for issuance. The Compensation Committee of the Board of Directors administers the 1997 Plan with respect to grants to employees or consultants of the Company, and the full Board of Directors administers the Plan with respect to director options. Options issued under the 1997 Plan typically vest over five years and expire in six years. Certain employees and directors of the Company participated in the Price Enterprises, Inc. ("PEI") stock option plan. Upon consummation of the spin-off of the Company from PEI, the unvested PEI options held by these individuals were canceled. To replace those canceled options, the Company granted options to purchase PriceSmart common stock at share amounts and prices per share so that the employees and directors were in substantially the same economic position as they were prior to the spin-off.

In July 1998, the Company adopted the 1998 Equity Participation Plan of PriceSmart, Inc. (the "1998 Plan") for the benefit of its eligible employees, consultants and independent directors. The 1998 Plan authorizes 700,000 shares of the Company's common stock for issuance. Options issued under the 1998 Plan typically vest over five years and expire in six years.

In August 1998, four of the Company's officers and an entity affiliated with a fifth officer purchased an aggregate of 29,324 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan. These officers delivered to the Company promissory notes in the aggregate amount of $317,000. In April 2000, an additional officer purchased 3,738 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan and delivered to the Company a promissory note in the amount of $150,000. The promissory notes delivered by the first five borrowers initially were non-recourse notes, bore interest at a rate of 6% per annum and had terms of six years. These notes were amended in June 1999 to become recourse notes, bearing interest at a rate of 5.85%. The sixth officer's note also was a recourse note, with a six-year term bearing interest at a rate of 5.85%.

In August 2004, upon the maturity of their respective promissory notes, the first five borrowers paid all remaining principal and interest due under the notes by delivering an aggregate of 22,195 shares of Common Stock valued at $7.56 per share (the closing price of the Common Stock on August 6, 2004) and paid an aggregate of $150,000 in cash. Each of the first five officers received cash bonuses in August 2004 and used the after-tax proceeds of the bonus to pay the cash portion of the repayments described above. As of August 31, 2004, one such note remained outstanding (not yet due) with a balance of approximately $150,000, related to the purchase of 3,738 shares. Following the repayment noted above, the Company determined that the loan underlying this remaining note should be treated under variable accounting, and, therefore this loan has been marked to market as of August 31, 2005, resulting in a charge of $117,000 and $4,000 in fiscal years 2004 and 2005, respectively. The Company ceased extending new loans (or modifying existing loans) to any director or executive officer effective as of July 30, 2002. In April 2006, the one outstanding loan was repaid. The borrower repaid the outstanding principal and interest due under the note by delivering 3,738 shares of common stock valued at $8.83 per share (the closing price of the common stock on April 19, 2006) and paid $119,000 in cash. The borrower received a cash bonus in April 2006 and used the after-tax proceeds of the bonus to pay the cash portion of the repayment.

In November 2001, the Company adopted the 2001 Equity Participation Plan of PriceSmart, Inc. (the "2001 Plan") for the benefit of its eligible employees, consultants and independent directors. The 2001 Plan authorizes 350,000 shares of the Company's common stock for issuance. Options issued under the 2001 Plan typically vest over five years and expire in six years.

In November 2002, the Company adopted the 2002 Equity Participation Plan of PriceSmart, Inc. (the "2002 Plan") for the benefit of its eligible employees, consultants and independent directors. The 2002 Plan authorized 250,000 shares of the Company's common stock for issuance. At the 2006 Annual Meeting, the stockholders of the Company approved a proposal to amend the 2002 Equity Participation Plan of PriceSmart, Inc. to increase the number of shares of Common Stock reserved for issuance under the 2002 Plan from 250,000 to 750,000 (the "Amendment"). Options issued under the 2002 Plan typically vest over five years and expire in six years. The 2002 plan also allows for the stock grants, which typically vest over five years.

Effective April 23, 2003, the Company's Board of Directors approved the re-pricing of all unexercised stock options held by employees of the Company (not including directors' stock options) with exercise prices greater than $20 to $20 per share. The affected options covered a total of 507,510 shares of common stock with a weighted average exercise price of $36.19 per share. Under the provisions of SFAS 123 and subsequent guidance issued under SFAS 148, a non-cash charge related to vested options of $833,000 was recognized and included in stock compensation expense for the year ended August 31, 2003.

In fiscal year 2004, 151,000 options of the 507,510 re-priced stock options, expired or were cancelled. As a result, the Company recorded a reduction of the compensation expense of $43,000 and a reduction in deferred compensation of $278,000. The Company recognized the expense relating to re-priced stock options of $107,000, $465,000 and $421,000 in fiscal years 2006, 2005 and 2004, respectively. All other terms and conditions of the options remain the same.

Total stock option activity relating to the 1997 Plan, 1998 Plan, 2001 Plan and 2002 Plan was as follows:

	Shares	Weighted Average Exercise Price
Shares subject to outstanding options at August 31, 2004	933,683	$15.02
Granted	10,500	7.66
Exercised	(3,005)	6.19
Cancelled	(116,828)	26.10
Shares subject to outstanding options at August 31, 2005	824,350	$13.39
Granted:	6,000	8.18
Exercised	(77,809)	6.33
Cancelled:	(55,591)	19.27
Shares subject to outstanding options at August 31, 2006	696,950	$13.66
Granted:	9,000	16.00
Exercised	(278,008)	14.31
Cancelled	(53,127)	19.93
Shares subject to outstanding options at August 31, 2007	374,815	$12.35

As of August 31, 2007, options to purchase 303,259 shares were exercisable and there were 1,555,196 shares of the Company's common stock reserved for future issuance, of which 464,355 shares are available for future grants. The following table summarizes information about stock options outstanding at August 31, 2007:

Range of Exercise Prices	Outstanding as of Aug. 31, 2007	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable as of Aug. 31, 2007	Weighted-Average Exercise Price As of Aug. 31, 2007
$6.13 – $8.18	253,765	3.33	$ 6.30	203,409	$ 6.25
8.19 – 8.90	7,000	2.18	8.90	1,000	8.90
8.91 – 17.87	9,000	5.31	16.00	0	0.00
17.88 – 20.00	55,050	.87	19.60	48,850	19.66
28.00 – 41.25	50,000	1.37	34.91	50,000	34.91
$6.13 – $41.25	374,815	2.74	$12.35	303,259	$13.14

In fiscal year 2006, the Company began issuing Restricted Stock Grants. The Restricted Stock Grants vest over a five year period and are forfeited if the employee leaves the Company before the vesting period is completed. Restricted Stock Grant activity was as follows:

	Grants
Granted:	565,900
Cancelled:	(25,200)
Grants outstanding at August 31, 2006	540,700
Granted:	164,050
Cancelled	(31,080)
Vested	(107,420)
Grants outstanding at August 31, 2007	566,250

NOTE 9 – ASSET IMPAIRMENT AND CLOSURE COSTS FOR CONTINUING OPERATIONS

During fiscal year 2003, the Company closed two warehouse clubs, one each in the Dominican Republic and Guatemala and the Company also closed its Commerce, California distribution center on August 31, 2004. The decision to close the warehouse clubs resulted from the determination that the locations were not conducive to the successful operation of a PriceSmart warehouse club.

During fiscal year 2005, closure costs were $4.3 million. During the third quarter of fiscal year 2005, the Company executed a sublease agreement for its closed warehouse club in Guatemala. The sublease agreement resulted in an additional charge of $324,000 based on the new sublease terms as compared to the assumptions used to compute the original liability. The Company also recorded a non-cash charge of $892,000 for the write-off of fixed assets at the closed Guatemala warehouse club related to the subleasing activity. The Company also recorded an additional non-cash charge of $2.4 million for the write-off of fixed assets at the closed Dominican Republic warehouse club. This charge reflected management's revised assessment of the likely net selling price for the property.

Also, during the third quarter of fiscal year 2005, the Company recorded a non-cash asset impairment charge of $7.1 million. This charge is associated with the write-down of long-lived assets (leasehold improvements and fixtures and equipment) at the Company's U.S. Virgin Islands warehouse club operation. This charge was taken because future undiscounted cash flows expected from that operation which, while positive over the expected life of the associated long-lived assets, are not sufficient to recover the carrying value of those assets. Consequently, the carrying value of those assets was reduced to an estimated fair value as required under SFAS 144.

During fiscal year 2006, asset impairment and closure costs were $1.8 million, which were primarily due to the write-down of two real estate assets of the Company, one in Honduras and one in the Dominican Republic. The Company's original San Pedro Sula, Honduras location was vacated and the operation was relocated to a new site which was acquired during the year in another section of the city. The impairment charge of $785,000 reduced the book value of the vacated site to the expected market value as a buyer or leasing opportunity was pursued. Also, during fiscal year 2006, the Company recorded an additional $813,000 impairment charge related to the previously closed warehouse club in Dominican Republic based upon management's revised assessment of the market value of that asset. The method for determining fair value for both locations was based on a quoted market price, and/or expected cash flows.

During fiscal year 2007, asset impairment and closure costs were $1.6 million, which were primarily due to the closed Dominican Republic location and the original San Pedro Sula, Honduras location. In fiscal year 2007, the Company sold the East Santo Domingo, Dominican Republic location for the approximate book value of $2.5 million. As part of the sale, the Company assumed notes receivable for a total of approximately $2.2 million. However, a net loss on this disposal of $360,000 was recorded to reflect the broker commission and the imputed interest on the notes receivable, which will be collected over a 24 month period, beginning four months after the sale date. The long and short-term carrying value of the notes receivable on the balance sheet was $2.2 million as of August 31, 2007. During the fourth quarter of fiscal year 2007, the Company recorded a reduction of $65,000 to closure costs for interest earned on the note issued for the sale of the East Santo Domingo location. Also during fiscal year 2007, the Company recorded $897,000 of asset impairment charges to reduce the San Pedro Sula assets to the expected market value. Additional closure costs for this location of $128,000 were recorded in fiscal year 2007. Lastly, the Company recorded additional closure costs of $210,000 for the closed warehouse in Guatemala.

A reconciliation of the movements in the charges and related liabilities derived from the closed warehouse clubs in 2005, 2006 and 2007 is as follows (in thousands):

	Liability as of August 31, 2004	Charged to Expense	Cash Paid	Non-cash Amounts	Liability as of August 31, 2005	Charged to Expense	Cash Paid	Non-cash Amounts	Liability as of August 31, 2006	Charged to Expense	Cash Paid	Non-cash Amounts	Liability as of August 31, 2007
Lease obligations	$3,987	$ 324	$ (599)	$ —	$3,712	$ —	$(246)	$ —	$3,466	$ —	$(240)	$ —	$3,226
Asset impairment	—	3,397	—	(3,397)	—	1,598	—	(1,598)	—	897	—	(897)	—
Sale of land & building	—	—	—	—	—	—	—	—	—	295	—	(295)	—
Other associated costs	73	536	(426)	(98)	85	236	(280)	(5)	36	358	(358)	(36)	—
Total	$4,060	$4,257	$(1,025)	$(3,495)	$3,797	$1,834	$(526)	$(1,603)	$3,502	$1,550	$(598)	$(1,228)	$3,226

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is committed under 13 non-cancelable operating leases for rental of facilities and land. These leases expire or become subject to renewal between 2007 and 2031. Rental expense charged for operating leases of open locations totaled approximately $8.7 million, $8.3 million and $8.7 million for fiscal years 2007, 2006 and 2005, respectively. Future minimum lease commitments for facilities under these leases with an initial term in excess of one year are as follows (in thousands):

	Amount		
Years Ended August 31,	Open Locations	Closed Location[1]	Discontinued Operations
2008	$ 6,817	$ 642	$ 400
2009	6,634	642	400
2010	6,309	642	400
2011	5,897	642	400
2012	5,709	642	—
Thereafter	80,747	5,136	—
Total	$112,113	$8,346	$1,600

(1) The net present value of the closed Guatemala warehouse club lease obligation (net of expected sublease income) has been recorded on the consolidated balance sheet under the captions "Other accrued expenses" and "Accrued closure costs."

During fiscal year 2005, the Company sub-leased its closed location in Guatemala for $300,000 a year for the first and second year; $414,000 for the third year; with CPI increase not exceeding 3.5% each year for the fourth and fifth year; $500,000 for the sixth year; and with CPI increase each year not exceeding 3.5% each year for the remaining six years until the end of the sub-lease in 2017. For the discontinued operation in Guam, the Company sub-leased the warehouse for approximately the same amount as its rental expense, $400,000 a year, until the termination of the master lease in August 2011 at which time the sublease also ends. The Company's annual future minimum lease commitments for the closed warehouse clubs in Guatemala and Guam are $642,000 and $400,000, respectively.

From time to time, the Company and its subsidiaries are subject to legal proceedings, claims and litigation arising in the ordinary course of business, the outcome of which, in the opinion of management, would not have a material adverse effect on the Company. The Company evaluates such matters on a case by case basis, and vigorously contests any such legal proceedings or claims which the Company believes are without merit.

On March 22, 2007, the Company notified Tecnicard, Inc. ("Tecnicard") and Banco de la Producción, S.A. ("Banpro") that it was terminating and would not be renewing the agreement pursuant to which Tecnicard provided co-branded and/or dual purpose credit cards to the Company's members in several markets under a contract set to expire on April 30, 2007, nor a similar contract between Banpro and the Company's Nicaraguan subsidiary, which contract had already expired.

By letters dated April 5, 2007 and April 10, 2007, PSC, S.A., Banco de la Producción, S.A. and Tecnicard, S.A. (the "Promerica Entities") disputed the Company's right to terminate either the contracts or the credit card services relationships between the parties, notwithstanding expiration of the credit card services agreements by their terms, and threatened to take legal action if the Company proceeded with the terminations.

On April 30, 2007 the Company filed with the American Arbitration Association ("AAA") a Notice of Arbitration and Statement of Claim against the Promerica Entities. The Statement of Claim seeks a declaratory judgment that the Company has not breached any of three agreements entered into during the past seven years by the Company and one or more of the Promerica Entities and that the Company has the right to not renew the credit card relationship.

On or about May 16, 2007 the Promerica Entities commenced several legal proceedings against the Company. The various proceedings filed by the Promerica Entities asserted multiple causes of action for breach of contract with reference to the credit card services agreements and other agreements between the parties. The Promerica Entities also have asserted causes of actions alleging that the Company has misappropriated and inappropriately disclosed to a competing credit card company confidential or proprietary trade secrets owned by the Promerica Entities (particularly certain data related to credit card usage) and is unfairly competing with one or more of the Promerica Entities. The Promerica Entities additionally alleged that the Company breached its duty of good faith and fair dealing in 2000 by using purportedly overvalued shares of the Company's common stock as consideration for the acquisition of PSC's 40% interest in PSMT Caribe, Inc. The relief sought by the Promerica Entities included monetary damages as well as injunctive relief prohibiting PriceSmart from proceeding with certain commercial activities with the new credit card provider.

The following activities have occurred in relation to the various proceedings: (i) the Company's Board has appointed the independent committee to investigate the alleged breaches of fiduciary duty and that Committee has held several meetings; (ii) the Company has removed the state court litigation filed by the Promerica Entities to federal court; (iii) the federal court held a hearing on the Promerica Entities' Emergency Motion for Temporary Injunction on June 12-14 and August 1, 2007, and (iv) the federal court denied the Promerica Entities Emergency Motion for Temporary Injunction by Order dated September 18, 2007, stating that the Promerica Entities had failed to show a substantial likelihood of success on the merits on all but one of its claims for injunctive relief, and as for the remaining claim a damages award may be appropriate but injunctive relief is not. The Promerica Entities have filed a Notice of Appeal of the Order.

The parties have agreed to resolve in a single arbitration with the International Center for Dispute Resolution (a division of the AAA) all matters previously submitted to arbitration by either PriceSmart or the Promerica Entities. On October 23, 2007 the parties participated in a preliminary hearing with the arbitrator. At that time the arbitrator ordered that the parties submit final amended Statements of Claims by November 12, 2007 several other procedural and discovery matters were addressed, and the matter was set for evidentiary hearing on March 24, 2008.

On November 12, 2007 the Company and the Promerica Entities filed their amended claims. The Company's amended claim supplemented its April 30 Statement of Claim by requesting additional declaratory and injunctive relief related to actual and threatened activities by PSC, pertaining to PSC's assertion that it is entitled to have two directors appointed to the Board of Directors of the Company and to several of its subsidiaries. PriceSmart's amended claim additionally seeks an accounting on certain obligations of the Promerica Entities, alleges that the Promerica Entities have breached two agreements, and that the Company is entitled to monetary damages in excess of $650,000 as well as attorneys fees and costs. The Promerica Entities supplemented their May 16, 2007 Demand with additional factual allegations and contentions relating to their previously alleged claims, and the assertion of two new claims. The new claims allege that the Company "violated section 10(b) of the Exchange Act and Rule 10b-5 promulgated there under" and "fraud in the inducement." Both claims allege that PSC was misled in June 2000 when it conveyed to the Company its 679,000 shares of the Company's common stock in return for its 49% interest in PSMT Caribe, Inc., evidently because the Company restated its consolidated financial statements in December 2003 for fiscal year 2002 and the first three quarters of fiscal year 2003. The amended claim continues to seek injunctive relief as to various activities of the Company as related to the issues in dispute and unspecified compensatory damages, as well as treble damages and attorney's fees and costs. The Company intends to continue to diligently proceed with its amended claim filed on November 12, 2007 and to vigorously defend all of the claims asserted by the Promerica Entities.

PriceSmart, while vigorously defending the claims made by the Promerica Entities and diligently pursuing its own claims against the Promerica Entities, has been exploring opportunities to achieve a global resolution as an alternative to proceeding with the litigation in order to maintain management's focus on the business and to avoid the disruptions and significant legal expenses associated with this complex litigation.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies", in the fourth quarter of fiscal year 2007, the Company established a reserve of $5.5 million related to a potential settlement of pending litigation. The amount of the reserve is equal to management's current estimate of the potential impact of a global settlement on PriceSmart's fiscal year 2007 consolidated net income. The amount of the reserve is based upon various factors, including tax considerations, that are subject to management's current estimates and judgments.

No agreements have been executed and there is no guarantee that a settlement will be ultimately reached as discussions may continue or may be abandoned altogether if the Company determines that a final settlement will not be reached on terms that are in the best interest of the Company and its stockholders. In the event a settlement is reached, the final cost of a settlement may differ from the reserve taken.

The SEC issued a formal order of private investigation on January 8, 2004 to investigate the circumstances surrounding a financial restatement associated with fiscal year 2002 and the first three quarters of fiscal year 2003. The SEC issued subpoenas to the Company for the production of documents and has taken testimony, pursuant to subpoena, from several of the Company's present and former employees, but to the Company's knowledge there has been no activity relating to this matter for approximately two years.

The Company operates in multiple international jurisdictions, which creates certain risks regarding the interpretation and enforcement of tax laws and regulations. In the ordinary course of a global business there are many transactions for which the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of inter-company arrangements to share revenue and costs. In such arrangements there are uncertainties about the amount and manner of such sharing which could ultimately result in changes once the arrangements are reviewed by taxing authorities. Although the Company believes that its approach to determining the amounts of such arrangements is reasonable, no assurance can be given that the final exposure from these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals.

In evaluating the exposure associated with various tax filing positions, the Company accrues charges for probable and estimable exposures. At August 31, 2007, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the Company's effective tax rate in a given financial statement period could be materially affected. As of August 31, 2007 and August 31, 2006, the Company had recorded within other accrued expenses a total of $10.8 million and $8.3 million, respectively, for income and other tax related contingencies.

The Company is currently evaluating the impact, if any, of the adoption of FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," which provides guidance associated with the recognition and measurement of tax positions and related reporting and disclosure requirements.

Except where indicated otherwise above, a reasonable estimate of the possible loss or range of loss cannot be made at this time for the matters described. It is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of the year.

Income tax contingencies are discussed within Note 12 – Income Taxes.

NOTE 11 – FINANCIAL PROGRAM

On September 3, 2004, the Company announced a plan to implement a series of transactions (the "Financial Program"). The Financial Program was approved by the stockholders on October 29, 2004. The elements of the Financial Program and the status of each element are as follows:

A private placement of an aggregate of 3,164,726 shares of the Company's common stock, at a price of $8 per share, to The Price Group, LLC, a California limited liability company (the "Price Group"), to be funded through the conversion of a $25.0 million bridge loan, together with accrued and unpaid interest, extended to the Company by the Price Group in August 2004. The private placement was completed on October 29, 2004, resulting in the issuance of 3,164,726 shares of the Company's common stock.

The issuance of an aggregate of 2,200,000 shares of common stock to the Sol and Helen Price Trust, the Price Family Charitable Fund, the Robert and Allison Price Charitable Remainder Trust, the Robert and Allison Price Trust 1/10/75 (collectively, the "Price Trusts") and the Price Group (collectively, with the Price Trusts, the "Series B Holders") in exchange for all of the outstanding shares of the Company's 8% Series B Cumulative Convertible Redeemable Preferred Stock. This exchange was completed on October 29, 2004, resulting in the issuance of 2,200,000 shares of the Company's common stock.

The issuance of an aggregate of 2,597,200 shares of common stock, valued for such purpose at a price of $8 per share, to the Price Group in exchange for up to $20.0 million of current obligations, plus accrued and unpaid interest, owed by the Company to the Price Group. This exchange was completed on October 29, 2004, resulting in the issuance of 2,597,200 shares of the Company's common stock.

The issuance of up to 16,052,668 shares of common stock in connection with a rights offering pursuant to rights distributed to the holders of outstanding shares of common stock, and the issuance of up to 3,125,000 shares of common stock, at a price of $8 per share, to the Price Group to ensure that the above-mentioned rights offering generates at least $25.0 million in proceeds. The $7 rights offering subscription period began on December 21, 2004 and ended on January 24, 2005. A total of 6,827,542 shares of common stock were sold during this period. The total proceeds were $47.8 million. The $8 rights offering period began on January 25, 2005 and initially expired on December 21, 2005 but was extended to January 31, 2006. A total of 2,463,614 shares of common stock were sold during the $8 rights offering period. The total proceeds for the $8 rights offering period were $19.7 million.

The issuance of up to 2,223,104 shares of common stock in an exchange of common stock, valued for such purpose at a price of $10 per share, for all of the outstanding shares of the Company's 8% Series A Cumulative Convertible Redeemable Preferred Stock at its initial stated value of $20.0 million plus all accrued and unpaid dividends. This was completed on November 23, 2004, resulting in the issuance of 2,223,104 shares of common stock.

An amendment to the Amended and Restated Certificate of Incorporation of the Company to increase the number of authorized shares of common stock from 20,000,000 to 45,000,000 shares, which was approved by the Company's stockholders on October 29, 2004.

In connection with the Financial Program described above, the Company and certain of it subsidiaries entered into an agreement with the International Finance Corporation (the "IFC") in the first fiscal quarter of 2005 providing for the following: (i) the Company granted the IFC a warrant to purchase 400,000 shares of the Company's common stock at a price of $7 per share; (ii) the Company purchased a $10.2 million loan extended by the IFC to PriceSmart Philippines, Inc.; (iii) the Company obtained a waiver of certain IFC loan covenants regarding incurring additional debt, in order to borrow the $25.0 million in the bridge loan mentioned above; (iv) $5.2 million of restricted cash pledged as collateral to certain loans was released; (v) all pre-payment penalties were waived for all outstanding loans from the IFC; (vi) the net carrying costs were reduced on one loan by eliminating the IFC's right to a percentage of the Company's earnings, before interest, taxes, depreciation and amortization. Additionally, in connection with the Company's transactions with the IFC, the Price Group (a related party to the Company) granted a put option giving the right to the IFC to sell 300,000 shares of Common Stock to the Price Group at a price of $12 per share between November 30, 2005 and November 30, 2006. The put option was exercised in the second quarter of fiscal year 2006 and the transaction completed in March 2006. All of the above elements were completed during the Company's first and second quarters of fiscal year 2005. The warrant was issued in the second quarter of fiscal year 2005, and the warrant was exercised with respect to 200,000 shares of the Company's common stock on January 26, 2005. Pursuant to the terms of the warrant, the exercise price was paid by reducing the principal amount of two of the loans extended to the Company by the IFC. As a result, long-term debt was reduced by $1.4 million. The balance of the warrant was exercised on November 30, 2005, and long-term debt was reduced by an additional $1.4 million.

NOTE 12 – INCOME TAXES

Income (loss) from continuing operations before (provision) benefit for income taxes, losses (including impairment) of unconsolidated affiliate and minority interest includes the following components (in thousands):

	Years Ended August 31,		
	2007	2006	2005
United States	$10,003	$15,629	$ 10,743
Foreign	18,496	1,118	(20,679)
Income (loss) from continuing operations before (provision) benefit for income taxes, losses (including impairment) of unconsolidated affiliate and minority interest	$28,499	$16,747	$ (9,936)

Significant components of the income tax (provision) benefit are as follows (in thousands):

	Years Ended August 31,		
	2007	2006	2005
Current:			
U.S.	$ (2,641)	$(1,553)	$ —
Foreign	(10,759)	(4,898)	(4,698)
Total	(13,400)	(6,451)	(4,698)
Deferred:			
U.S.	13,292	(2,063)	(4,870)
Foreign	(2,002)	3,096	7,802
Valuation Allowance (U.S.)	(12,299)	(365)	71
Valuation Allowance (Foreign)	2,072	(2,329)	(7,445)
Total	1,063	(1,661)	(4,442)
(Provision) benefit for income taxes	$(12,337)	$(8,112)	$(9,140)

The reconciliation of income tax computed at the Federal statutory tax rate to the (provision) benefit for income taxes is as follows (in thousands):

	Years Ended August 31,		
	2007	2006	2005
Federal tax (provision) benefit at statutory rates	$ (9,689)	$(5,694)	$ 3,378
State taxes, net of Federal benefit	643	(395)	(820)
Differences in foreign tax rates and permanent items	6,936	671	(4,324)
(Increase) decrease in U.S valuation allowance	(12,299)	(365)	71
(Increase) decrease in Foreign valuation allowance	2,072	(2,329)	(7,445)
(Provision) benefit for income taxes	$(12,337)	$(8,112)	$(9,140)

Significant components of the Company's deferred tax assets as of August 31, 2007 and 2006 are shown below (in thousands):

	August 31,	
	2007	2006
Deferred tax assets:		
U.S. net operating loss carry-forward	$ 18,087	$ 19,639
U.S. capital loss carry-forward	16,723	4,410
U.S. timing differences and AMT credits	328	22
Deferred compensation	1,510	1,795
Foreign tax credits	1,730	1,036
Foreign deferred taxes	24,020	23,405
Total deferred tax assets	62,398	50,307
U.S. valuation allowance	(20,937)	(8,638)
Foreign valuation allowance	(21,926)	(21,486)
Net deferred tax assets	$ 19,535	$ 20,183

As of August 31, 2007 and 2006, the Company had deferred tax liabilities of $1.5 million and $1.1 million, respectively, arising from timing differences in certain subsidiaries.

The Company operates in multiple international jurisdictions, which creates certain risks regarding the interpretation and enforcement of tax laws and regulations. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of inter-company arrangements to share revenue and costs. In such arrangements, there are uncertainties about the amount and manner of such sharing which could ultimately result in changes once the arrangements are reviewed by taxing authorities. Although the Company believes that its approach to determining the amounts of such arrangements is reasonable, no assurance can be given that the final exposure from these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals.

In evaluating the exposure associated with various tax filing positions, the Company accrues charges for probable and estimable exposures. At August 31, 2007, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the Company's effective tax rate in a given financial statement period could be materially affected.

Specific matters which have come to the Company's attention in this respect are:

1. During fiscal year 2004, the government of Costa Rica notified the Company that it disagrees with the Company's treatment of certain inter-company transactions and claims for a total of $1.8 million in back taxes, penalties and interest. A defense to these claims has been presented to the relevant authorities, but they remain pending and to date the Company considers that no provision is currently required.

2. As part of its ongoing assessment of the applicability of the relevant tax laws in the various countries in which it operates, the Company has determined that a potential incremental tax liability exists regarding the Company's past treatment of certain inter-company transactions. These contingencies are updated as new information becomes available, payments are made, or statutory audit periods expire. Accordingly, the Company recognized an increase of $521,000 of tax expenses for these contingencies in fiscal year 2007 and a reduction of $389,000 of tax expenses for these contingencies in fiscal year 2006.

3. During fiscal year 2005, the Company discovered an exposure with regard to the withholding of local taxes on certain inter-company transactions in Honduras, and recognized a provision of $2.6 million. In fiscal year 2006, the Company recognized a reduction of $1.0 million of tax expense related to this exposure as the relevant authorities determined that the inter-company transactions were to be assessed at a lower tax rate than originally estimated. However, as this ruling appears to conflict with a private ruling on this matter, the Company is currently disputing this claim. The Honduras authorities also notified the Company that a VAT liability of $200,000 was owed on membership income. The Company has been advised that it is possible that this liability does not conform to statutory requirements. Therefore, the Company considers that no provision is currently required for this item.

As of August 31, 2007 and 2006, the Company had recorded within other accrued expenses a total of $10.8 million and $8.3 million, respectively, for income and other tax related contingencies.

During fiscal year 2007, the Company incurred current tax expense of $13.4 million. The Company also recognized a net deferred tax benefit of $1.1 million, primarily related to the generation of additional foreign tax credits, net of the use of NOLs in the U.S., resulting in a net tax expense of $12.3 million. During fiscal year 2006, the Company incurred current income tax expense of $6.4 million. The Company also recognized a net deferred tax expense of $1.7 million in 2006, primarily related to the use of NOLs on the U.S. income from continuing operations, resulting in a net tax expense of $8.1 million. During fiscal year 2005, the Company incurred a net tax expense of $9.1 million, which includes $4.7 million for current tax expense (primarily related to its foreign operations, including provisions for income tax contingencies) and a net deferred tax expense of $4.4 million, primarily related to the increase of a valuation allowance for foreign deferred tax assets.

During fiscal year 2007, as a result of significant losses in many of the Company's foreign subsidiaries, management concluded that full valuation allowances were necessary with respect to several of its foreign subsidiaries. Factors considered by management include history of cumulative losses or income, projected earnings based upon current operations and determining whether the net operating loss carry-forward periods are sufficient to realize the related deferred tax assets. Based upon the weight of all the positive and negative evidence, management concluded that it is more likely than not that deferred tax assets would not be realized in certain countries. Accordingly, the Company had net foreign deferred tax assets of $2.1 million and $1.9 million as of August 31, 2007 and 2006, respectively.

The Company has federal and state tax net operating loss carry-forwards, or NOLs, at August 31, 2007 of approximately $51.8 million and $9.5 million, respectively. The Federal and state tax loss carry-forwards expire during periods ranging from 2010 through 2025 and 2015 through 2025, respectively, unless previously utilized. In calculating the tax provision, and assessing the likelihood that the Company will be able to utilize the deferred tax assets, the Company considered and weighed all of the evidence, both positive and negative, and both objective and subjective. The Company factored in the inherent risk of forecasting revenue and expenses over an extended period of time and considered the potential risks associated with its business. Because of the Company's U.S. income from continuing operations and based on projections of future taxable income in the U.S., which have increased due to the implementation of the Financial Program (as described in Note 11—Financial Program), the Company was able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that the Company would be able to realize substantially all of its U.S. NOLs by generating taxable income during the carry-forward period. However, if the Company does not achieve its projections of future taxable income in the U.S., the Company could be required to take a charge to earnings related to the recoverability of these deferred tax assets.

Also, as a result of the Financial Program, the Company has determined that due to a deemed change of ownership (as defined in Section 382 of the Internal Revenue Code) in October 2004, there will be annual limitations in the amount of U.S. profits that may be offset by NOLs. The NOLs generated prior to the deemed ownership change date, as well as a significant portion of the losses generated as a result of the PSMT Philippines disposal in August 2005, will be limited on an annual basis. The Company does not believe this will impact the recoverability of these NOLs.

As of August 31, 2007, the Company also has foreign tax credits that expire from 2011 through 2017 of $1.7 million. Due to their shorter recovery period and limitations applicable under section 383 of the Internal Revenue code regarding changes of ownership, the Company has valuation allowances of $1.0 million on U.S. foreign tax credit carry-forwards generated before the date of the deemed ownership change.

The Company also has capital loss carry-forwards expiring in 2009, 2010, and 2012 of $45.6 million, resulting from the PSMT Philippines disposal, the impairment provision for its investment in Mexico, the cessation of operations in Guam and a tax election to dissolve the Company's U.S. Virgin Islands subsidiary for U.S. federal income tax purposes. As these capital losses can only be used to offset capital gains and the Company has no current plans to be able to use these capital losses, a full valuation allowance has been recorded against them.

The Company does not provide for income taxes which would be payable if undistributed earnings of its foreign subsidiaries were remitted, because the Company considers these earnings to be permanently reinvested. As of August 31, 2007 and 2006, the undistributed earnings of these foreign subsidiaries are approximately $20.6 million and $17.6 million, respectively. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the foreign countries, but would also be able to offset unrecognized foreign tax credit carry-forwards. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, the Company does not believe the amount would be material.

NOTE 13 – DEBT

As of August 31, 2007 and 2006, the Company, together with its majority or wholly-owned subsidiaries, had $3.3 million and $158,000, respectively, outstanding in short-term borrowings, at a weighted-average interest rate of 8.0% in both periods, which are secured by certain assets of the Company and its subsidiaries and are guaranteed by the Company up to its respective ownership percentage, as listed below (in thousands). Each of the facilities expires during the year and is typically renewed. As of August 31, 2007 and 2006, the Company had approximately $3.9 million and $11.0 million available on these facilities, respectively.

	August 31,	
	2007	2006
Note due December 2007, 8% in 2007	$3,301	$—
Overdraft Facilities in 2006	—	158
Short-term debt	$3,301	$158

Additionally, the Company has a bank credit agreement, secured by short-term restricted cash, for up to $7.0 million, which can be used as a line of credit or to issue letters of credit. As of August 31, 2007, letters of credit totaling $2.5 million were outstanding under this facility, leaving availability under this facility of $4.5 million. This includes $1.9 million in letters of credit the Company established as a guarantee for estimated taxes made by Mexico tax authorities in connection with the PriceSmart warehouse operations in Mexico ("PSMT Mexico, S.A. de C.V."). The Company was relieved of all its obligations under the letters of credit granted in favor of the Mexican tax authorities in connection with the disposal of its interest in PSMT Mexico, S.A. de C.V. as described in Note 16 – Unconsolidated Affiliate.

Long-term debt (including long-term debt, related party) consists of the following (in thousands):

	August 31,	
	2007	2006
Note due July 2017, 9.0% in 2007	$8,886	$ —
Note due September 2010 (six-month LIBOR + 4.0%), 9.43% in 2006	—	10,633
Note due May 2011 (six-month LIBOR + 2.6%), 8.03% in 2006	—	6,442
Note due August 2010, 6.5% and 5.9% in 2007 and 2006, respectively	33	94
Note due February 2008, 9.50% in 2007 and 2006	500	1,500
Total	9,419	18,669
Less: current portion	1,411	5,417
Long-term debt	$8,008	$13,252

As of August 31, 2007 and 2006, the Company, together with its majority or wholly owned subsidiaries, had $9.4 million and $18.7 million, respectively, outstanding in long-term borrowings. The Company's long-term debt is collateralized by certain land, building, fixtures, equipment and shares of each respective subsidiary and guaranteed by the Company up to its respective ownership percentage. The carrying amount of the non-cash assets assigned as collateral for long-term debt was $9.7 million and $27.9 million as of August 31, 2007 and 2006, respectively. Certain obligations under leasing arrangements are collateralized by the underlying asset being leased.

Annual maturities of long-term debt during the next five fiscal years are as follows (in thousands):

Years Ended August 31,	Amount
2008	$ 1,411
2009	927
2010	928
2011	911
Thereafter	5,242
Total	$ 9,419

During the first quarter of fiscal year 2007, the Company repaid the remaining $17.1 million balance on the long-term debt held by the International Finance Corporation, which included a prepayment of principal in the amount of $14.9 million. In fiscal year 2007, the Company obtained $8.9 million in long-term debt to finance the acquisition of land and construction of the third warehouse club in Guatemala.

NOTE 14 – RELATED-PARTY TRANSACTIONS

Sale of Common Stock: In October 2005, Sol and Helen Price Trust, a trust affiliated with Sol Price (the Company's majority shareholder), purchased 168,539 shares of common stock of the Company at a price of $8.90 per share for a total purchase price of $1.5 million.

Series A and Series B Preferred Stock: In January 2002, entities affiliated with Sol Price, Robert E. Price, Murray L. Galinson, Jack McGrory and James F. Cahill (who was a director of the Company from November 1999 until March 2005), purchased an aggregate of 1,650 shares of the Company's Series A Preferred Stock for an aggregate purchase price of $1,650,000. In July 2003, entities affiliated with Sol Price, Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory, purchased an aggregate of 22,000 shares of the Company's Series B Preferred Stock for an aggregate purchase price of $22,000,000. In connection with the Financial Program that was approved by the stockholders on October 29, 2004, the 1,650 shares of Series A Preferred Stock were exchanged for 183,405 shares of the Company's common stock, and the 22,000 shares of the Series B Preferred Stock were exchanged for 2,200,000 shares of common stock.

Relationship with SD Revitalization: During the fourth quarter of fiscal year 2006, the Company sold approximately $34,000 of school supplies to SD Revitalization, a charitable group affiliated with Robert E. Price and Sol Price. The Company did not sell any school supplies to the charitable group in fiscal year 2007.

Relationship with PS Ivanhoe: On October 24, 2005, the Company borrowed $12.5 million from PS Ivanhoe, LLC, a California limited liability company ("PS Ivanhoe"), which is managed by the Price Group pursuant to a Promissory Note (the "Note"). The Note bears interest at a rate of 8% per annum and has a term of two years. All unpaid principal and accrued interest was due and payable in full on October 23, 2007 (the "Maturity Date"). Any amounts outstanding under the Note from and after the Maturity Date bear interest at a rate equal to the lesser of 12% per annum or the maximum interest rate allowed by law. To secure the Company's obligations under the Note, the Company and PS Ivanhoe entered into a Pledge and Security Agreement pursuant to which the Company granted to PS Ivanhoe a security interest in all of the issued and outstanding shares of stock (and all ownership rights with respect thereto) in PriceSmart Real Estate, S.A., the Company's wholly owned Panamanian subsidiary. On June 13, 2006, the promissory note entered with PS Ivanhoe was repaid. The Company paid approximately $642,000 in interest on the promissory note.

Use of Private Plane: From time to time members of the Company's management used a private plane owned in part by PFD Ivanhoe, Inc. ("PFD Ivanhoe") to travel to business meetings in Central America and the Caribbean. The Price Group owns 100% of the stock of PFD Ivanhoe, and Sol Price is an officer of PFD Ivanhoe. The Price Group's members include Sol Price, Robert E. Price, Murray Galinson and Jack McGrory (former Board member and current employee of the Company). If the passengers are solely PriceSmart, Inc. personnel, then the Company reimburses PFD Ivanhoe for a portion of the fixed management fee and additional expenses PFD Ivanhoe incurred as a result of the hours flown including direct charges associated with the use of the plane, landing fees, catering and international fees. The Company reimbursed PFD Ivanhoe based on the amounts the passengers would have paid if they had flown a commercial airline if one or more of the passengers is a Director of The Price Group (including Robert E. Price). This agreement was in place through February 23, 2007. The Company paid approximately $158,000, $205,000 and $159,000 for fiscal years ended August 31, 2007, 2006, and 2005, respectively. On February 23, 2007, the Company entered into an agreement with PFD Ivanhoe to purchase their six and one quarter percent (6.25%) undivided interest in a Citation XLS Aircraft for approximately $658,000. This entitles the Company to 50 hours of flight time per year. The Company still maintains an agreement to reimburse PFD Ivanhoe for use of other aircraft based on the amounts the passengers would have paid if they had flown a commercial airline if one or more of the passengers is a Director of the Price Group (including Robert E. Price).

Relationships with Edgar Zurcher: Edgar A. Zurcher has been a director of the Company since November 2000 and is a partner in a law firm that the Company utilizes in certain legal matters. The Company incurred legal expenses with this entity of approximately $64,000, $167,000 and $313,000 during fiscal years 2007, 2006, and 2005, respectively. Additionally, Mr. Zurcher is President and has been a director and 9.1% shareholder of PSC, S.A. which owns 40% of Payless ShoeSource Holdings, Ltd. (which rents retail space from the Company). PSC, S.A. also owns 49% of PSMT Nicaragua (BVI), Inc. and previously had owned 49% of PSMT Caribe, Inc. The Company has recorded approximately $808,000, $762,000 and $748,000 in rental income from Payless ShoeSource Holdings, Ltd. during fiscal years 2007, 2006, and 2005, respectively. Mr. Zurcher is also a director of Banco Promerica, from which the Company has recorded approximately $276,000, $265,000 and $266,000 of rental income in fiscal years 2007, 2006, and 2005, respectively, for space leased to it by the Company. The Company also received approximately $647,000, $938,000 and $747,000 in incentive fees on a co-branded credit card the Company has with Banco Promerica in fiscal years 2007, 2006, and 2005, respectively. The Company received a one-time refund of approximately $500,000, $400,000 and $0 for an accumulated marketing fund related to the co-branded credit card with Banco Promerica in the fiscal years 2007, 2006, and 2005, respectively. On March 22, 2007, the Company informed certain entities with which Mr. Zurcher is affiliated that the Company was not renewing the Company's credit card relationship with those entities (with the possible exception of the Dominican Republic) because the Company had determined that another credit card provider was more suitable for the future needs and expectations of its members. In response, PSC, S.A. and related entities have disputed the Company's right to terminate and not renew the credit card services relationships between the parties notwithstanding expiration of the credit card services agreements by their terms, and threatened to take legal action if the Company proceeded with the terminations. Legal proceedings then commenced, by and against the Company. See Note 10 – Commitments and Contingencies.

Relationship with PriceSmart Mexico: The Company has purchased furniture and fixtures from the closed Mexico warehouse clubs utilizing cash, an advance payment of $750,000 and offsetting the $1.0 million note and other receivables owed by PriceSmart Mexico. At August 31, 2007 and 2006, the aggregate amount of equipment purchased from Mexico was approximately $30,000 and $2.3 million, respectively.

Relationship with Grupo Gigante, S.A.B. de C.V. *("Gigante"):* In January 2002, the Company entered into a joint venture agreement with Gigante to initially open four PriceSmart warehouse clubs in Mexico ("PSMT

Mexico, S.A. de C.V."). Due to the historical operating losses and management's assessment the Company and Gigante decided to close the warehouse club operations of PSMT Mexico, S.A. de C.V. effective February 28, 2005. The joint venture sold two of the three warehouse clubs, consisting of land and buildings, in September 2005. On October 31, 2007, subsequent to the fiscal year 2007, the Company finalized the sale of its 50% interest in PSMT Mexico, S.A. de C.V. ("PSMT Mexico") for $2.0 million in cash to Grupo Gigante, S.A.B. de C.V. The sales price reflects the net book value of the Company's investment in PSMT Mexico as of August 31, 2007. Grupo Gigante owns shares of common stock of the Company.

The Company believes that each of the related party transactions described above were on terms that the Company could have obtained from unaffiliated third parties.

NOTE 15 – ACQUISITION OF MINORITY INTEREST

The Company's business combinations are accounted for under the purchase method of accounting, and include the results of operations of the acquired business from the date of acquisition. Net assets of the acquired business are recorded at their fair value at the date of the acquisition. The excess of the purchase price over the fair value of tangible net assets acquired is included in goodwill in the accompanying consolidated balance sheets.

On April 19, 2005, the Company announced that it had entered into an agreement to settle the previously disclosed disputes pertaining to the Company's Guatemalan subsidiary. Specifically, the Company entered into an agreement with Grupo Solid (Guatemala), S.A. and Grupo Solid, S.A., the minority shareholders of the Company's Guatemala subsidiary, whereby the parties mutually released all claims, the Company acquired the minority shareholders' shares in PriceSmart (Guatemala), S.A., all pending litigation and the pending arbitration (as previously announced by the Company) between the minority shareholders and the Company was dismissed. and Grupo Solid, S.A. was released from its joint and several guaranty (together with the Company) of a real estate lease to which PriceSmart (Guatemala), S.A. is a party. As a result of this agreement, the Company increased its ownership in PriceSmart (Guatemala), S.A. from 66% to 100%.

The Company's acquisition of the minority shareholders' interests involved a two-step process. First, on April 19, 2005, the minority shareholder conveyed its 34% interest in PriceSmart (Guatemala), S.A. to the Price Group, the Sol and Helen Price Trust and the Robert and Allison Price Trust (together with the Price Group and the Sol and Helen Price Trust, the "Price Entities"), in exchange for the payment by the Price Entities to the minority shareholders of a total of $6,600,000 in cash. Second, the Price Entities transferred the 34% interest in PriceSmart (Guatemala), S.A. to the Company in exchange for a total of 825,000 shares of the Company's common stock, valued for such purpose at a price of $8.00 per share and having a value at such valuation equal to the amount paid by the Price Entities to the minority shareholders. On April 19, 2005, the Company and the Price Entities entered into a Stock Purchase Agreement reflecting the parties' agreement to such exchange of shares. Robert E. Price, the Company's Chairman of the Board and Chief Executive Officer, Sol Price, a significant stockholder of the Company and father of Robert E. Price, are members and managers of the Price Group. Robert E. Price is a trustee of both trusts and Sol Price is a trustee of the Sol and Helen Price Trust. Directors Murray L. Galinson and Jack McGrory, who is also currently our Executive Vice President – Real Estate and Development, are members and managers of the Price Group.

The consideration given in connection with this acquisition consisted of $6.6 million in the issuance of common stock and $274,000 for the forgiveness of a note receivable. The purchase price of $6.9 million was allocated to settlement costs of $41,000, $350,000 to minority interest and $6.5 million to goodwill. The goodwill has been allocated to the Central American Operations segment.

During fiscal year 2006, the Company purchased the minority interests of its Jamaica subsidiary in order to strengthen the Company's position for the future and consequently increased its ownership percentage in its Jamaica subsidiary from 67.5% to 100%. The Company acquired the minority interests of its three partners, Big Box Sales, Ltd., Chancellor Holdings Limited, and PSC, S.A., whose ownership percentages were 15%, 10% and 7.5% respectively, on November 17, 2005, November 15, 2005, and December 23, 2005, respectively. The consideration provided in connection with this acquisition consisted of $2.4 million in cash and forgiveness of a $413,000 note receivable. The purchase price of $2.8 million was allocated to minority interest of $556,000, $126,000 to buildings and $2.1 million to goodwill. Also, during the second quarter of fiscal year 2006, the Company purchased a 5% minority interest of its Trinidad subsidiary from one of its partners and thereby increased its ownership percentage in its Trinidad subsidiary from 90% to 95%. The consideration provided in connection with this acquisition was $300,000, of which $132,000 was allocated to minority interest and $168,000 was allocated to goodwill. The goodwill related to these transactions has been allocated to the Caribbean Operations segment.

NOTE 16 – UNCONSOLIDATED AFFILIATE

In January 2002, the Company entered into a joint venture agreement with Grupo Gigante, S.A. de C.V. ("Gigante") to initially open four PriceSmart warehouse clubs in Mexico. The Company and Gigante contributed $20.0 million each for a total of $40.0 million, and each owned 50% of the operations in PSMT Mexico, S.A. de C.V. ("PSMT Mexico"). The Company accounts for this investment under the equity method of accounting, in which the Company reflects its proportionate share of the income or loss from the joint venture. Three warehouse clubs were eventually opened during fiscal year 2003.

During the fourth quarter of fiscal year 2004, due to the historical operating losses and management's assessment as to the inability to recover the full carrying amount of its investment in PSMT Mexico, the Company recorded a non-cash charge of $3.1 million to reduce the Company's "Investment in unconsolidated affiliate."

The Company and Gigante decided to close the warehouse club operations of PSMT Mexico effective February 28, 2005. The joint venture sold two of the three warehouse clubs, consisting of land and buildings, in September 2005 for an aggregate price of $11.2 million. During the fourth quarter of fiscal year 2005, the Company recorded a non-cash charge of $1.1 million due to a re-assessment of its ability to recover the remaining carrying value of its investment in PSMT Mexico.

On October 31, 2007, Grupo Gigante S.A. de C.V. purchased all 164,046 shares held by PriceSmart, Inc. in PSMT Mexico for $2.0 million, thereby allowing Grupo Gigante S.A. de C.V. to assume 100% control and ownership of PSMT Mexico. Consequently the Company recorded $2.6 million impairment charge in fiscal year 2007, related to the write down of the Company's interest in its Mexico joint venture to its revised net realizable value. The impairment charge included $1.7 million in accumulated unrealized loss associated with currency changes recorded as "Accumulated Other Comprehensive Loss" on the Consolidated Balance Sheet and $892,000 related to the amounts carried as "Investment in unconsolidated subsidiaries." While the Company believes that the value of the investment as indicated on the balance sheet would over time be realized, there were concerns about the Company's control of the actions necessary to achieve those outcomes given that a substantial portion of the realizable assets related to refunds from the Mexican tax authorities for pre-paid taxes. The Company, with the concurrence of the Board of Directors, concluded that it was in the Company's best interest to complete the divestment of its Mexico holdings and reduce its involvement in activities not related to the future growth of the membership warehouse business in its targeted markets. The Company was relieved of all its obligations under letters of credit granted in favor of Mexican tax authorities totaling $1.9 million in connection with this disposal.

The summarized financial information of the unconsolidated affiliate is as follows:

	As of August 31,	
	2007	2006
Current assets	$5,776	$5,887
Noncurrent assets	$5,788	$7,038
Current liabilities	$ 907	$ 839
Noncurrent liabilities	$ 129	$ —

	Years Ended August 31,		
	2007	2006	2005
Revenues	$ —	$ 88	$25,948
Cost of Goods Sold	$ —	$ 20	$24,356
Net Loss	$(590)	$(193)	$ (6,518)

NOTE 17 – SEGMENTS

The Company is principally engaged in international membership shopping warehouse clubs operating primarily in Central America and the Caribbean. The Company operates in three segments based on geographic area and measures performance on operating income (loss). Segment amounts are presented after converting to U.S. dollars and consolidating eliminations. Certain revenues and operating costs included in the United States segment have not been allocated, as it is impractical to do so. The Mexico joint venture is not segmented for the periods presented and is included in the United States segment. The Company's reportable segments are based on management responsibility.

	United States Operations	Central American Operations	Caribbean Operations	Total
Year Ended August 31, 2007				
Total revenue	$ 1,342	$541,866	$345,593	$888,801
Asset impairment and closure cost	—	(1,235)	(315)	(1,550)
Operating income	6,231	13,281	8,464	27,976
Interest income	1,292	221	115	1,628
Interest expense	(261)	(354)	(173)	(788)
Income tax expense	(3,930)	(6,905)	(1,502)	(12,337)
Income from continuing operations	428	5,666	6,689	12,783
Discontinued operations, net of tax	143	—	—	143
Depreciation and amortization	(684)	(5,408)	(3,357)	(9,449)
Goodwill	—	26,279	5,373	31,652
Assets of discontinued operations	1,380	—	—	1,380
Identifiable assets	60,753	225,263	109,403	395,419
Year Ended August 31, 2006				
Total revenue	$ 130	$449,820	$284,723	$734,673
Asset impairment and closure cost	—	(996)	(838)	(1,834)
Operating income	1,678	12,963	3,489	18,130
Interest income	1,555	275	129	1,959
Interest expense	(802)	(1,247)	(1,142)	(3,191)
Income tax expense	(5,664)	(1,783)	(665)	(8.112)
Income (loss) from continuing operations	(3,335)	9,726	1,793	8,184
Discontinued operations, net of tax	3,674	—	—	3,674
Depreciation and amortization	(587)	(5,370)	(3,661)	(9,618)
Goodwill	—	26,350	5,520	31,870
Assets of discontinued operations	1,594	—	—	1,594
Identifiable assets	64,927	197,364	96,752	359,043
Year Ended August 31, 2005				
Total revenue	$ 481	$378,888	$239,456	$618,825
Asset impairment and closure cost	—	(1,710)	(9,651)	(11,361)
Operating income (loss)	685	4,933	(10,929)	(5,311)
Interest income	1,472	227	55	1,754
Interest expense	(791)	(2,800)	(1,794)	(5,385)
Income tax expense	(4,213)	(2,690)	(2,237)	(9,140)
Loss from continuing operations	(7,216)	(765)	(14,897)	(22,878)
Discontinued operations, net of tax	(19,459)	—	—	(19,459)
Depreciation and amortization	(666)	(5,401)	(3,420)	(9,487)
Goodwill	—	26,361	3,239	29,600
Assets of discontinued operations	315	—	—	315
Identifiable assets	64,138	165,202	90,514	319,854

NOTE 18 – SUBSEQUENT EVENTS

On September 27, 2007, the Company finalized the sale for $2.5 million of the vacated San Pedro Sula, Honduras warehouse. The sales price reflects the net book value of the warehouse location as of August 31, 2007 after impairments for approximately $897,000 applied in fiscal year 2007.

As discussed in Note 16, on October 31, 2007, the Company sold its 50% interest in PSMT Mexico, S.A. de C.V. ("PSMT Mexico") for $2.0 million in cash to Grupo Gigante, S.A.B. de C.V.

On October 31, 2007, the Company paid out to the stockholders of record, as of the close of business on October 15, 2007, approximately $4.7 million in cash dividends.

On November 15, 2007 the Company acquired the company that had leased to it the real estate upon which the Barbados PriceSmart warehouse club is located. The purchase price was $12.0 million, of which $9.0 million was financed through a long-term debt arrangement.

NOTE 19 – QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 2007 and 2006 is as follows:

Fiscal Year 2007 (in thousands, except per share data)	Three Months Ended, Nov. 30, 2006	Feb. 28, 2007	May 31, 2007	Aug. 31, 2007	Year Ended Aug. 31, 2007
Total net sales	$198,195	$226,893	$219,705	$225,325	$870,118
Cost of goods sold	$168,590	$193,127	$185,934	$190,628	$738,279
Income (loss) from continuing operations	$ 4,054	$ 6,516	$ 5,206	$ (2,993)	$ 12,783
Discontinued operations, net of tax	$ 18	$ 28	$ 25	$ 72	$ 143
Net income (loss) available to common stockholders:	$ 4,072	$ 6,544	$ 5,231	$ (2,921)	$ 12,926
Basic income (loss) per share	$ 0.14	$ 0.23	$ 0.18	$ (0.10)	$ 0.45
Diluted income (loss) per share	$ 0.14	$ 0.22	$ 0.18	$ (0.10)	$ 0.44

Fiscal Year 2006 (in thousands, except per share data)	Three Months Ended, Nov. 30, 2005	Feb. 28, 2006	May 31, 2006	Aug. 31, 2006	Year Ended Aug. 31, 2006
Total net sales	$166,513	$189,573	$180,790	$182,763	$719,639
Cost of goods sold	$142,520	$162,186	$153,626	$153,165	$611,497
Income from continuing operations	$ 1,351	$ 3,347	$ 3,125	$ 361	$ 8,184
Discontinued operations, net of tax	$ 654	$ (107)	$ 103	$ 3,024	$ 3,674
Net income available to common stockholders:	$ 2,005	$ 3,240	$ 3,228	$ 3,385	$ 11,858
Basic income per share	$ 0.08	$ 0.12	$ 0.11	$ 0.12	$ 0.43
Diluted income per share	$ 0.08	$ 0.12	$ 0.11	$ 0.12	$ 0.43

MARKET FOR COMMON EQUITY RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock has been quoted and traded on the NASDAQ National Market under the symbol "PSMT" since September 2, 1997. As of November 2, 2007, there were approximately 2,792 holders of record of the common stock.

	Dates		Stock Price	
	From	To	High	Low
2007 CALENDAR QUARTERS				
First Quarter	9/1/06	11/30/06	$17.91	$11.91
Second Quarter	12/1/06	2/28/07	20.64	14.01
Third Quarter	3/1/07	5/31/07	20.88	13.31
Fourth Quarter	6/1/07	8/31/07	26.93	19.17
2006 CALENDAR QUARTERS				
First Quarter	9/1/05	11/30/05	$ 8.70	$ 7.72
Second Quarter	12/1/05	2/28/06	8.49	7.80
Third Quarter	3/1/06	5/31/06	12.51	7.55
Fourth Quarter	6/1/06	8/31/06	13.46	10.02

PERFORMANCE GRAPH

The graph below compares the cumulative total stockholder return on the shares of Common Stock during fiscal years 2003, 2004, 2005, 2006 and 2007 with the cumulative total return of The Nasdaq Composite Index (1) and the Nasdaq Retail Trade Stocks Index (2) over the same period (assuming the investment of $100 in the Common Stock, the stocks comprising the Nasdaq Composite Index(1) and the stocks comprising the Nasdaq Retail Trade Stocks Index(2) on August 31, 2002 and the reinvestment of all dividends).

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among PriceSmart, Inc., The NASDAQ Composite Index
And The NASDAQ Retail Trade Index



$250
$200
$150
$100
$50
$0
8/02
8/03
8/04
8/05
8/06
8/07
PriceSmart, Inc.
NASDAQ Composite
NASDAQ Retail Trade

* $100 invested on 8/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending August 31.

	Cumulative Total Return					
	8/02	8/03	8/04	8/05	8/06	8/07
PriceSmart, Inc.	100.00	39.15	33.91	33.33	50.08	93.74
NASDAQ Composite	100.00	136.85	141.42	164.86	170.90	203.00
NASDAQ Retail Trade	100.00	161.32	195.91	215.44	188.00	237.57

(1) The Nasdaq Composite Index was prepared by Research Data Group, Inc. and includes all U.S. Nasdaq Stock Market Companies.

(2) The Nasdaq Retail Trade Stocks Index was prepared by Research Data Group, Inc. and includes all U.S. and foreign companies quoted and traded on the Nasdaq that have a primary Standard Industrial Classification (SIC) Code in any of the following ranges: 5200-5599, 5700-5799 or 5900-5999.

(3) Stockholder returns over the indicated period should not be considered indicative of future stockholder returns. The lines on the graph represent yearly index levels derived from compounded daily returns including all dividends. The indices are reweighted daily, using market capitalization on the previous trading day.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the quarter ended August 31, 2007, except as reported on Current Reports on Form 8-K filed during the quarter.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

The table below indicates the name, position with the Company and age of each director:

Name	Position	Age
Robert E. Price	Chairman of the Board; Chief Executive Officer	65
Murray L. Galinson	Director	70
Katherine L. Hensley	Director	70
Leon C. Janks	Director	58
Lawrence B. Krause	Director	77
Jack McGrory	Director; Executive Vice President – Real Estate and Development	58
Keene Wolcott	Director	76
Edgar A. Zurcher	Director	56

Information Regarding Directors

Robert E. Price has been Chairman of the Board of the Company since July 1994 and Chief Executive Officer of the Company since April 2006. He served as Interim Chief Executive Officer of the Company from April 2003 until April 2006 and also served as Interim President of the Company from April 2003 until October 2004. Mr. Price also served as President and Chief Executive Officer of the Company from July 1994 until January 1998. Additionally, Mr. Price served as Chairman of the Board of Price Enterprises, Inc. ("PEI") from July 1994 until November 1999 and was President and Chief Executive Officer of PEI from July 1994 until September 1997. Mr. Price was Chairman of the Board of Price/Costco, Inc. ("Costco") from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of The Price Company ("TPC"). Mr. Price served as Chairman of the Board of TPC from January 1989 to October 1993, and as its President from 1976 until December 1990. Mr. Price has also been a Manager of The Price Group since August 2000.

Murray L. Galinson has been a director of the Company since November 2000. Mr. Galinson served as a director of PEI from August 1994 until November 1999 and from January 2001 until September 2001, and served as a director of Price Legacy from September 2001 to December 2004. Additionally, Mr. Galinson has been Chairman of the Board of San Diego National Bank since May 1996 and has served as a director of San Diego National Bank since its inception in 1981. Mr. Galinson also served as President and Chief Executive Officer of San Diego National Bank from September 1984 to September 1997 and was Chairman of the Board and Chief Executive Officer of SDNB Financial Corporation from 1985 to 1997. Mr. Galinson is the immediate past chair of The Board of the California State University System. Mr. Galinson has also been a Manager of The Price Group since August 2000.

Katherine L. Hensley has been a director of the Company since July 1997 and served as a director of PEI from December 1994 until July 1997. She is a retired partner of the law firm of O'Melveny & Myers in Los Angeles, California. Ms. Hensley joined O'Melveny & Myers in 1978 and was a partner from 1986 to February 1992. From 1994 to 2000, Ms. Hensley served as a trustee of Security First Trust, an open-end investment management company registered under the Investment Company Act of 1940.

Leon C. Janks has been a director of the Company since July 1997 and served as a director of PEI from March 1995 until July 1997. He has been a partner in the accounting firm of Green, Hasson & Janks LLP in Los Angeles, California since 1980 and serves as its Managing Partner. Mr. Janks has extensive experience in domestic and international business, serving a wide variety of clients in diverse businesses, and is a certified public accountant.

Lawrence B. Krause has been a director of the Company since July 1997. Mr. Krause has been a Professor and the Director of the Korea-Pacific Program at the Graduate School of International Relations and Pacific Studies at the University of California, San Diego since 1986. He became a Professor Emeritus in 1997. Mr. Krause also serves on the board of FFTW Funds, Inc., an open-ended management investment company registered under the Investment Company Act of 1940, as amended, and on advisory boards for a number of institutions including the Korea Economic Institute, the Committee on Asian Economic Studies and the U.S. National Committee for Pacific Economic Cooperation.

Jack McGrory has been a director of the Company since November 2000 and has been Executive Vice President – Real Estate and Development since December 2006. Mr. McGrory served as Chairman of the Board of Price Legacy from September 2001 until December 2004, served as President and Chief Executive Officer of Price Legacy from October 2003 until December 2004, and was President and Chief Executive Officer of PEI from September 1997 until November 1999. Mr. McGrory also serves as a director of the San Diego Padres, L.P. and was its Executive Vice President and Chief Operating Officer from September 1999 until August 2000. From March 1991 through August 1997, Mr. McGrory served as City Manager of San Diego. Mr. McGrory has also been a Manager of The Price Group since August 2000.

Keene Wolcott has been a director of the Company since October 2006. Mr. Wolcott has been President of Wolcott Investments, Inc., a private investment company, since 1975. Mr. Wolcott also served as a director of Price Legacy from September 2001 until December 2004 and served as a director of The Price REIT, Inc. from January 1995 until 1998. From 1969 to 1973, Mr. Wolcott served as Chief Executive Officer of the Colorado Corporation, which managed investor funds in oil and gas exploration. Prior to 1969, he served as Senior Vice President of Hayden, Stone and Company, a securities brokerage firm.

Edgar A. Zurcher has been a director of the Company since November 2000. Mr. Zurcher has been a partner in the law firm Zurcher, Odio & Raven in Costa Rica since 1980. Additionally, Mr. Zurcher is President and has been a director and 9.1% shareholder of PSC, S.A. (which previously owned 49% of PSMT Caribe, Inc.) since its inception in September 1998. PSC, S.A. beneficially owns approximately 3.0% of the outstanding Common Stock of the Company. Mr. Zurcher has also been a 9.1% owner of Banco Promerica, and a director of Banco Promerica (Dominican Republic) and Chairman of the Board of Banco Promerica (Costa Rica), since 2000.

Executive Officers

The table below indicates the name, position and age of the executive officers of the Company:

Name	Position	Age
Robert E. Price	Chief Executive Officer	65
Jose Luis Laparte	President	41
John M. Heffner	Executive Vice President and Chief Financial Officer	53
Robert M. Gans	Executive Vice President, Secretary and General Counsel	58
William J. Naylon	Executive Vice President and Chief Operating Officer	45
Thomas D. Martin	Executive Vice President – Merchandising	51
Edward Oats	Executive Vice President – Information Technology and Logistics	46
Brud E. Drachman	Executive Vice President – Construction Management	52
John D. Hildebrandt	Executive Vice President – Central America Operations	49
Jack McGrory	Executive Vice President – Real Estate and Development	58

Robert E. Price has been Chairman of the Board of the Company since July 1994 and Chief Executive Officer of the Company since April 2006, served as Interim Chief Executive Officer of the Company from April 2003 until April 2006 and also served as Interim President of the Company from April 2003 until October 2004. Mr. Price also served as President and Chief Executive Officer of the Company from July 1994 until January 1998. Additionally, Mr. Price served as Chairman of the Board of PEI from July 1994 until November 1999 and was President and Chief Executive Officer of PEI from July 1994 until September 1997. Mr. Price was Chairman of the Board of Costco from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of TPC. Mr. Price served as Chairman of the Board of TPC from January 1989 to October 1993, and as its President from 1976 until December 1990.

Jose Luis Laparte has been President of the Company since October 2004 and served as a consultant for the Company from December 2003 to October 2004. Prior to joining the Company as a consultant, Mr. Laparte worked more than 14 years for Wal-Mart Stores, Inc. in Mexico and the United States in progressively responsible positions. From October 2002 through September 2003, he served as Vice President of Sam's International, where he directed and managed the company's operations, finance, sales, marketing, product development and merchandising. From May 2000 to October 2002, he served as Vice President, Wal-Mart de Mexico, responsible for sales and the expansion of the Sam's Club format in Mexico.

John M. Heffner has been Executive Vice President and Chief Financial Officer of the Company since January 2004 after having served as a consultant to the Company on financial matters from September 2003 through December 2003. From February 2000 until August 2003, Mr. Heffner was Vice President of Finance and CFO of Kyocera Wireless Corp. Mr. Heffner's previous professional experience was with Digital Equipment Corporation where he held a variety of financial management roles over a 20 year period, and more recently with QUALCOMM Incorporated, where he was a Vice President of Finance from July 1998 until February 2000. Mr. Heffner is a graduate of St. Lawrence University and received an MBA from Syracuse University.

Robert M. Gans has been Executive Vice President, General Counsel and Secretary of the Company since August 1997 and was Executive Vice President and General Counsel of PEI from October 1994 until July 1997. Mr. Gans graduated from the UCLA School of Law in 1975 and actively practiced law in private practice from 1975 until 1994. From 1988 until October 1994, Mr. Gans was the senior member of the law firm of Gans, Blackmar & Stevens, A.P.C., of San Diego, California.

William J. Naylon has been Executive Vice President and Chief Operating Officer of the Company since January 2002. Mr. Naylon served as Executive Vice President – Merchandising of the Company from July 2001 until January 2002 and as Senior Vice President of the Company from March 1998 until July 2001. From September 1995 through February 1998, Mr. Naylon was Managing Director for the Company's licensee warehouse club operation in Indonesia. Prior to joining the Company, Mr. Naylon was a General Manager for Costco and had served in various management roles for TPC.

Thomas D. Martin has been Executive Vice President – Merchandising of the Company since October 1998 and served as Senior Vice President of the Company from August 1997 to September 1998. Mr. Martin previously served as Vice President of PEI from August 1994 until July 1997, directing merchandising strategies and product sourcing for its international merchandising business, in addition to managing its trading company activities. Prior to joining PEI as Vice President in August 1994, Mr. Martin served as Vice President of Costco from October 1993 to December 1994 and had served in various management roles for TPC.

Edward Oats has been Executive Vice President – Information Technology and Logistics of the Company since November 2002 and served as Senior Vice President – Logistics/Information Technology of the Company from May 2000 to October 2002. Mr. Oats previously served as Vice President of Information Technology of the Company from August 1997 to April 2000, and as International IT Manager of PEI from 1993 to 1997. From 1982 to 1993, Mr. Oats served in several positions in TPC operations and management.

Brud E. Drachman has been Executive Vice President – Construction Management of the Company since November 2005, served as Executive Vice President – Real Estate and Construction of the Company from February 2005 through October 2005 and had served as Executive Vice President – Construction and Private Label Merchandising from November 2004 until January 2005. Mr. Drachman had served as Executive Vice President – Real Estate and Construction of the Company from November 2002 until October 2004 and served as Senior Vice President – Real Estate and Construction of the Company from August 1998 to October 2002. Mr. Drachman previously served as Vice President – Real Estate and Construction at PEI from August 1994 to August 1997. Prior to joining PEI in 1994, Mr. Drachman served as Project Manager at TPC since 1987.

John D. Hildebrandt has been Executive Vice President – Central America Operations since August 2003. Mr. Hildebrandt served as Executive Vice President – Caribbean and Asia Operations from July 2001 until July 2003 and served as Senior Vice President of the Company from September 2000 until July 2001. Mr. Hildebrandt previously served as Vice President of the Company from September 1998 until August 2000, overseeing operations in Central America. Mr. Hildebrandt served as the Company's Country Manager in the Philippines and Panama from August 1997 until August 1998, and as PEI's Country Manager in the Philippines and Panama from 1996 until the Company was spun off from PEI in August 1997. Prior to joining PEI as Country Manager in 1996, Mr. Hildebrandt was a Senior Operations Manager of Costco from 1994 through 1996, and had served in various management roles for TPC since 1979.

Jack McGrory has been a director of the Company since November 2000 and has been Executive Vice President – Real Estate and Development since December 2006. Mr. McGrory served as Chairman of the Board of Price Legacy from September 2001 until December 2004, served as President and Chief Executive Officer of Price Legacy from October 2003 until December 2004, and was President and Chief Executive Officer of PEI from September 1997 until November 1999. Mr. McGrory also serves as a director of the San Diego Padres, L.P. and was its Executive Vice President and Chief Operating Officer from September 1999 until August 2000. From March 1991 through August 1997, Mr. McGrory served as City Manager of San Diego. Mr. McGrory has also been a Manager of The Price Group since August 2000.

ADDITIONAL INFORMATION

Corporate Offices
9740 Scranton Road
San Diego, CA 92121
(858) 404-8800

Stock Exchange Listing
NASDAQ Stock Market
Stock Symbol: PSMT

Transfer Agent
BNY Mellon Shareowner Services
P.O. Box 3315
South Hackensack, NJ 07606
Telephone: (800) 522-6645
TDD for Hearing Impaired: (800) 231-5469
Outside U.S.: (201) 329-8660

Independent Registered Public Accounting Firm
Ernst & Young LLP
4370 La Jolla Village Drive, Suite 500
San Diego, CA 92122

PriceSmart's annual reports to the Securities and Exchange Commission on Form 10-K, as amended, and any quarterly reports on Form 10-Q, as amended, will be provided free of charge upon written request to Investor Relations, PriceSmart, Inc., 9740 Scranton Road., San Diego, CA 92121. Internet users can access PriceSmart's web site at http://www.pricesmart.com.

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PRICESMART®

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